Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six-month periods ended June 30, 2026 and 2025. The following discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 16, 2026 (the “Annual Report”), and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.

Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “Technomar” refers to Technomar Shipping Inc., our ship technical manager, and “Conchart” refers to Conchart Commercial Inc., our commercial ship manager, and “Managers” refers to Technomar and Conchart, together. Unless otherwise indicated, all references to “$” and “dollars” are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity.

Cautionary Statement Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and we cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

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future operating or financial results;

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expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

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geo-political events such as the war in Iran and disruption to the Strait of Hormuz, war between Russia and Ukraine; ongoing tensions between Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and a number of countries including China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

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the disruptions of shipping routes, including due to the closure of the Strait of Hormuz, lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

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public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

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the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

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the overall health and condition of the U.S. and global financial markets;

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changes in tariffs, trade barriers, and embargos, including uncertainty surrounding the imposition and legality of tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

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uncertainties surrounding recently implemented and suspended port fee regimes in the U.S. and China that may be applicable to a number of our vessels;

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our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

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our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

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future acquisitions, business strategy and expected capital spending;

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operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

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general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

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assumptions regarding interest rates and inflation;

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changes in the rate of growth of global and various regional economies;

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risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

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estimated future capital expenditures needed to preserve our capital base;

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our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

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our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

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our ability to realize expected benefits from our acquisition of secondhand vessels;

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our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

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changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

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expectations about the availability of insurance on commercially reasonable terms;

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changes in laws and regulations (including environmental rules and regulations);

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potential liability from future litigation; and

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other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in our filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication, as prediction of future events. Except as required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks that we describe in the reports we will file from time to time with the SEC after the date of this communication.

Overview

We are a containership owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of June 30, 2026, we owned 71 vessels, with a total carrying capacity of 423,020 TEU with an average age, weighted by TEU capacity, of 18.4 years. In addition, we have agreed individual newbuilding contracts for 15 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships (together “Newbuildings”) for an aggregate purchase price of approximately $1.3 billion. The Newbuildings are highly flexible ships that are designed and specified to ensure a superior fit for existing and future market needs, with deliveries scheduled to take place between the fourth quarter of 2028 and the first quarter of 2030. Upon delivery from the respective yards, the Newbuildings are contracted to commence employment on multi-year charters at confidential rates, with an average TEU-weighted firm charter term of 7.1 years.

Our financial results are largely driven by the following factors:

•     the continued performance of the charter agreements;
•     the number of vessels in our fleet and their charter rates;
•     the terms under which we recharter our vessels once the existing time charters have expired;
•     the number of days that our vessels are utilized and not subject to drydocking, special surveys, or otherwise are off-hire;
•    our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative, and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;
•     impairment of our vessels and other non-current assets; and
•     access to, and the pricing and other terms of, our financing arrangements.

The average remaining term of our charters as of June 30, 2026, to the mid-point of redelivery, including options under our control and other than if a redelivery notice has been received, including the initial firm charters from our Newbuildings, was 3.3 years on a TEU-weighted basis. The charter rate that we will achieve on the renewal of an expiring charter will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

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 The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. The financial performance of container shipping companies subsequently improved, however, the industry remained under pressure due to an oversupply of containership capacity. In 2020 there was a substantial downturn, triggered by the global COVID-19 pandemic. The industry recovered markedly in 2021, but was followed by negative growth in 2022 and 2023 due to geopolitical tensions driving inflationary macro-economic headwinds, which placed downward pressure on consumer demand and, as a result, on containerized trade volumes. Container trade volumes rebounded in 2024, and have grown by approximately 5.3% in 2025. Containerized trade in 2026 may be negatively affected if increased barriers to trade, protectionism, and tariffs weigh on economic growth and consumer demand. Trade tensions, particularly those between the U.S. and China, and the ongoing imposition (or threat) of substantial tariffs by the U.S. on imports from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades, may also have a negative impact on containerized trade volumes. Continuing armed conflicts between Russia and Ukraine, ongoing and escalating armed conflicts in the Middle East, including the ongoing military conflict in Iran, ongoing disputes between China and Taiwan, and increasing tensions between Saudi Arabia and Yemen also present sources of geopolitical and economic risk that could come to impact containerized trade.

All charter payments have been received on a timely basis in 2025 and year-to-date 2026 and, as of June 30, 2026, receipt of charter hire was up to date. If our existing charterers were to be unable to make charter payments to us, our results of operations and financial condition could be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition could be materially adversely affected.

Management of our Fleet

Our vessels are technically managed by Technomar and commercially managed by Conchart.  Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar, and the sole beneficial owner of Conchart.

Technical Management

Technomar provides our vessels with technical management services pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TMA”). Under each TMA, Technomar is responsible for all day-to-day ship management, including, among other things, crewing, repairs and maintenance, purchasing stores, lubricating oils and spare parts, paying wages, arranging insurances, arranging and managing drydocking, and organizing other vessel operating necessities (“Technical Management Services”), in addition to monitoring and reporting with respect to EU ETS compliance, including related Emission Trading Scheme Allowances (with effect from January 1, 2024) and FEUM compliance (with effect from January 1, 2025), which includes gathering and monitoring emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing and monitoring EU ETS trading accounts on our behalf (“Additional Services”). Furthermore, with respect to our vessels that are under construction, Technomar will provide certain customary construction supervision services (the “Supervision Services”).

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Under each TMA, we have agreed to pay Technomar (i) a daily management fee per vessel of EUR 850 from January 1, 2026, compared to EUR 820 for 2025, payable in monthly instalments in advance in U.S. dollars, for Technical Management Services in addition to certain administrative support services, including accounting and financial reporting, treasury management and legal services, plus a daily fee of EUR 20.55 per vessel for Additional Services (together, the “Management Fee”) and (ii) solely with respect to our vessels that are under construction, a one-time fee of EUR 104,000 per vessel, that is payable in two installments during the construction phase for Supervision Services.

The Management Fee is subject to annual review, and may increase annually by not more than 2.5%. We reimburse Technomar for reasonable costs incurred on our behalf, and we have the right to audit the accounts of Technomar to verify the costs incurred. We also provide customary indemnification to Technomar and its employees, agents and sub-contractors.

Each TMA has a minimum term of twenty-four months after the later to occur of the termination/expiry of (i) the charter for the applicable vessel (existing at any time and as the same may be extended or replaced with a new charter from time to time) or (ii) the credit facility or other debt agreement for which the applicable vessel serves as collateral (existing at any time and as the same may be financed, refinanced, amended, supplemented, and/or restated from time to time) (the “Minimum Contract Period”). Each TMA may be terminated by either us or Technomar (i) if during the Minimum Contract Period, by giving not less than six (6) months written notice that the TMA shall be terminated upon the expiry of the Minimum Contract Period, or (ii) if after the Minimum Contract Period, by giving not less than six (6) months written notice that the TMA shall be terminated, unless terminated earlier for Cause (as such term is defined in the TMA). Each TMA may also be terminated upon the occurrence of certain events other than for Cause, in which case, the Management Fee shall continue to be payable to Technomar through the end of the Minimum Contract Period, and which aggregate Management Fee shall be accelerated and immediately payable in one lump sum on the date of such termination.

In addition, upon termination of the TMA other than for Cause, a separate termination payment will be payable to Technomar, which is based on a percentage or multiple of the annualized Management Fee, ranging from 25% of the annualized Management Fee to seven times the annualized Management Fee, depending on the reason for termination. For example, if the TMA is terminated as a result of a change of control in us, the termination payment would be equal to seven times the annualized Management Fee.

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In the event of termination of the TMA with respect to our newbuilding vessels, the Management Fee payable will be calculated based on the expected delivery date of the vessel from the shipyard.

We expect that additional vessels that we may acquire or contract for the construction of in the future will also be managed under a TMA on substantially similar terms.

The foregoing is a summary of certain terms of the TMA, and is qualified by reference to the form of TMA which is filed as an exhibit to the Form 6-K we filed with the SEC on August 6, 2026.

Commercial Management

Conchart provides our vessels with all commercial management services pursuant to a commercial management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “CMA”). Under each CMA, Conchart is responsible for the commercial management of our vessels, including, among other things, evaluating possible daily rate and duration of future employment, marketing the vessel for such employment, agreeing the detailed terms of a new charter or extension of an existing charter, administering the conduct of the charter including collection of charter-hire where necessary. Commercial management services also include the negotiation and consummation of vessel sale and purchase transactions, including the acquisition of a vessel pursuant to a newbuilding contract, or disposition of such newbuilding vessel or of the vessel-owning subsidiary’s rights and obligations under such newbuilding contract by way of transfer, assignment, or novation (“S&P Services”).

Under each CMA, we have agreed to pay Conchart (i) a commission of 1.25% of all monies earned under each charter party (the “Chartering Commission”) and (ii) for S&P Services, a commission of 1.00% of the sale or purchase price, as applicable, of each vessel (“S&P Commission”, and together with the Chartering Commission, “Commission”), provided that, no Chartering Commission is payable on any charter of a vessel in our fleet to CMA CGM that was in place as of November 15, 2018 (however, a Chartering Commission would be payable to Conchart for any extension of such charters after March 31, 2021), and no S&P Commission is payable on the disposition of a newbuilding vessel unless it occurs on arms’ length terms and no earlier than six months from the date of the relevant newbuilding contract.

We reimburse Conchart for reasonable costs incurred on our behalf, and we have the right to audit the accounts of Conchart to verify the costs incurred. We also provide customary indemnification to Conchart and its employees, agents and sub-contractors.

Each CMA has a minimum term of the Minimum Contract Period.  Each CMA may be terminated by either us or Conchart (i) if during the Minimum Contract Period, by giving not less than six (6) months written notice that the CMA shall be terminated upon the expiry of the Minimum Contract Period, or (ii) if after the Minimum Contract Period, by giving not less than six (6) months written notice that the CMA shall be terminated, unless terminated earlier for Cause (as such term is defined in the CMA). Each CMA may also be terminated upon the occurrence of certain events other than for Cause, in which case, (i) the Chartering Commission shall continue to be payable to Conchart after the date of such termination for the duration of any charterparty, and (ii) the S&P Commission shall continue to be payable to Conchart after the date of such termination for any vessel sale or purchase that is agreed prior to the date of such termination. In addition, upon termination of the CMA (other than for Cause), a separate termination payment will be payable to Conchart, which is based on a multiple of the average monthly Commission paid or accrued over a stated period of time, ranging from three times the average monthly Commission over the prior three month period to thirty-six times the average monthly Commission over the prior twelve month period, depending on the reason for termination. For example, if the CMA is terminated as a result of a change of control in us, the termination payment would be equal to thirty-six times the average monthly Commission over the prior six month period.

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We expect that additional vessels that we may acquire or contract for the construction of in the future will also be managed under a CMA on substantially similar terms.

The foregoing is a summary of certain terms of the CMA, and is qualified by reference to the form of CMA which is filed as an exhibit to the Form 6-K we filed with the SEC on August 6, 2026.

Brokerage Services

Pursuant to a Brokerage Services Agreement dated February 21, 2020 among us, each of our vessel owning-subsidiaries and GSL Enterprises Ltd. (“GSL Enterprises”), GSL Enterprises has been engaged by us and our vessel owning subsidiaries to provide various brokerage, administrative and other services. GSL Enterprises receives a base fee of $1,600 per month per vessel plus supplemental fees from January 1, 2026 compared to $1,300 for 2025. The Brokerage Services Agreement can be terminated by mutual agreement at any time or by either party in case of the other party’s breach of the terms of the agreement.

For additional information on our vessel management agreements, including fees paid to our vessel managers, please see Note 8 to our interim unaudited condensed consolidated financial statements included elsewhere in this report.

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Operating Fleet

As of June 30, 2026, our fleet consisted of (i) 71 operating containerships and (ii) 15 containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	1Q29	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q32	4Q32	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	4Q28	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q32	4Q32	65,000 (3)
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd	3Q27	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd	1Q28	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,319	2015	Hapag Lloyd	2Q27	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd	2Q28	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q30	1Q31	Footnote (6)
MSC Qingdao	8,603	34,586	2004	MSC (6)	4Q30	1Q31	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC (7)	3Q30	1Q31	Footnote (7)
GSL Alexandra	8,599	37,809	2004	Maersk (8)	3Q28	4Q33	Footnote (8)
GSL Sofia	8,599	37,777	2003	Maersk (8)	2Q28	4Q33	Footnote (8)
GSL Effie	8,599	37,777	2003	Maersk (8)	3Q28	1Q34	Footnote (8)
GSL Lydia	8,599	37,777	2003	Maersk (8)	1Q28	3Q33	Footnote (8)
Lotus A	8,586	33,026	2010	CMA CGM	4Q26	3Q30	Footnote (9)
Koi	8,586	33,005	2011	CMA CGM	4Q26	3Q30	Footnote (9)
Cypress	8,586	33,026	2011	CMA CGM	4Q26	3Q30	Footnote (9)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (10)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
Colombia Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (11)
Panama Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (11)
Costa Rica Express (1)	7,072	23,424	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (11)
Nicaragua Express (1)	7,072	23,424	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
Ateti (ex CMA CGM Berlioz) (12)	7,023	26,776	2001	MSC	2Q29	2Q29	Footnote (12)
Mexico Express (1)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
Jamaica Express (1)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (13)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (13)
Agios Dimitrios	6,572	24,931	2011	MSC	3Q30	4Q30	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (14)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (14)
GSL Arcadia	6,008	24,859	2000	Footnote (15)	1Q29	2Q29	Footnote (15)
GSL Violetta	6,008	24,873	2000	Footnote (15)	1Q29	1Q29	Footnote (15)
GSL Maria	6,008	24,414	2001	Maersk (15)	1Q30	2Q30	12,700 (15)
GSL MYNY	6,008	24,876	2000	Footnote (15)	1Q29	2Q29	Footnote (15)
GSL Melita	6,008	24,859	2001	Maersk (15)	4Q29	4Q29	12,700 (15)
GSL Tegea	5,994	24,308	2001	Maersk (15)	4Q29	1Q30	12,700 (15)
GSL Dorothea	5,994	24,243	2001	Maersk (15)	4Q29	4Q29	12,700 (15)
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (16)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Orca I	5,308	20,633	2006	Footnote (17)	3Q28	4Q28	Footnote (17)
Dolphin II	5,095	20,596	2007	Footnote (17)	1Q28	2Q28	Footnote (17)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q29	4Q29	35,500 (18)
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q29	1Q30	35,500 (18)
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (19)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
GSL Rossi	3,421	16,309	2012	Maersk	1Q29	2Q29	Footnote (20)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	31,000
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q28	4Q28	33,000
GSL Melina	3,421	16,703	2013	Maersk	4Q29	1Q30	29,900 (21)
Athena I	2,980	13,538	2003	MSC	2Q27	3Q27	Footnote (22)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	27,000
GSL Mamitsa	2,824	11,949	2007	RCL	1Q28	2Q28	28,000
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	Footnote (23)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	24,500
GSL Elizabeth	2,741	11,530	2006	Maersk	3Q28	4Q28	20,360 (24)
Newyorker	2,635	11,463	2001	Maersk	2Q27	3Q27	26,000
Nikolas	2,635	11,370	2000	CMA CGM	1Q27	2Q27	26,000
GSL Chloe	2,546	12,212	2012	ONE	1Q27	2Q27	24,500
GSL Maren	2,546	12,243	2014	OOCL	2Q28	3Q28	Footnote (25)
Maira	2,506	11,453	2000	CMA CGM	1Q27	2Q27	26,000
Manet (28)	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi (28)	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (26)
Julie (28)	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (27)

(1)
Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to June 30, 2026, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.
(3)
Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months at confidential rates. The extensions are expected to commence between 2Q-3Q 2027.
(4)
Anthea Y is fixed for 36 months +/- 30 days and is chartered at a confidential rate.
(5)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech are chartered at confidential rates. 12-month extension options were exercised in 3Q 2025 for Bremerhaven Express and Sydney Express. 12-month extension options were exercised in 2Q 2026 for Istanbul Express and Czech.
(6)
MSC Tianjin, MSC Qingdao and Agios Dimitrios are chartered at confidential rates. MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed for 36 – 38 months with the new charters expected to commence between 3Q-4Q 2027. MSC Tianjin, MSC Qingdao and Agios Dimitrios are chartered at confidential rates. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(7)
GSL Ningbo is chartered at a confidential rate. GSL Ningbo is forward fixed for 36 – 38 months and the new charter is expected to commence in 3Q 2027.
(8)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia. After the initial charter period, extension options were exercised by charterers at confidential rates. Thereafter, the ships have been forward fixed at confidential rates for approximately 24 months, with the new charters expected to commence in 3Q 2026. During 2Q 2026, GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie were further forward fixed for 36 – 38 months plus optional period of 24 – 26 months to commence after drydocking. The new charters (firm period plus two-year option) may be cancelled by charterers at any time up to April 1, 2027.
(9)
Lotus A and Koi were delivered to our fleet on December 12, 2025, and December 29, 2025, respectively. Cypress was delivered on January 9, 2026. Lotus A, Koi and Cypress charters have flexible durations, with latest redeliveries in mid-2030, and are chartered at confidential rates.
(10)
GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. Each charter is at a confidential rate.
(11)
Colombia Express, Panama Express, Costa Rica Express, Nicaragua Express, Mexico Express, Jamaica Express are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are at confidential rates.
(12)
Ateti is fixed for 36 – 38 months. The charter commenced in 2Q 2026 at a confidential rate.
(13)
GSL Nicoletta and GSL Christen are chartered at confidential rates.
(14)
GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The charters are at confidential rates.
(15)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months to a leading liner company. GSL Arcadia, GSL Violetta and GSL MYNY new charters commenced in 1Q 2026. The remaining new charters are expected to commence between 4Q 2026 and 1Q 2027. The new charters are at confidential rates.
(16)
Ian H is chartered at a confidential rate. In April 2026, Ian H was contracted to be sold for a sale price $25.0 million with estimated delivery following the completion of its existing charter in 4Q 2027.
(17)
Dolphin II and Orca I are fixed to a leading liner company at a confidential rate.
(18)
GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months at confidential rates. The new charters are expected to commence between 3Q-4Q 2026.
(19)
GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at confidential rates.
(20)
GSL Rossi is fixed for 35 – 37 months. The new charter commenced in 1Q 2026 at a confidential rate.
(21)
GSL Melina was forward fixed for 35 – 37 months. The new charter is expected to commence in 4Q 2026 at a confidential rate.
(22)
Athena I (ex Athena) is fixed for 24 – 30 months at a confidential rate. On June 14, 2026, Athena was renamed to Athena I.
(23)
GSL Lalo. The charter is at a confidential rate.
(24)
GSL Elizabeth was forward fixed for 24 – 27 months at a confidential rate. The new charter is expected to commence in 3Q2026.
(25)
GSL Maren is fixed in direct continuation for 24 – 26 months. The charter commenced in 2Q 2026 at a confidential rate.
(26)
Kumasi is chartered at a confidential rate.
(27)
Julie is chartered at a confidential rate.
(28)
During 2Q 2026, the Company entered into agreements for the sale of four ships, Ian H, Manet, Kumasi and Julie, for an aggregate sale price of $65.5 million. The ships are scheduled to be delivered to buyers upon expiry of their respective charters 4Q 2026 - 4Q 2027.

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Newbuildings Under Construction

Vessel Name	Vessel Type	Expected Delivery
Hull 1	Container	4Q28
Hull 2	Container	2Q29
Hull 3	Container	3Q29
Hull 4	Container	2Q29
Hull 5	Container	3Q29
Hull 6	Container	3Q29
Hull 7	Container	3Q29
Hull 8	Container	4Q29
Hull 9	Container	4Q29
Hull 10	Container	4Q29
Hull 11	Container	1Q30
Hull 12	Container	1Q29
Hull 13	Container	1Q29
Hull 14	Container	2Q29
Hull 15	Container	2Q29

Recent and Other Developments

Corporate Updates and Dividends

On June 16, 2026, we announced updates by two leading credit rating agencies. Moody’s Investor Service maintained our Ba2 Corporate Family Rating, and upgraded to a positive outlook from a stable outlook. Kroll Bond Rating Agency maintained our corporate credit rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and stable outlook for our 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”). In addition, on July 7, 2026, S&P Global issued a press release maintaining our Issuer Credit Rating of BB+, with a stable outlook.

On July 14, 2026, we filed the Second Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands, which was approved by our shareholders at our 2026 Annual Meeting of Shareholders held on June 17, 2026.  The Second Amended and Restated Articles of Incorporation reflect, among other things, a consolidation of our common shares into one class, the Class A common shares, and in connection therewith, the authorized number of Class A common shares increased to 249,000,000. There was no change to the total number of authorized shares.
On August 5, 2026, we announced that our Board of Directors declared a dividend of $0.625 per Class A common share for the second quarter 2026, which is scheduled to be paid on September 3, 2026 to common shareholders of record as of August 21, 2026.

Fleet Updates

In June 2026, we announced that we agreed individual newbuilding contracts for 15 Newbuildings for an aggregate purchase price of approximately $1.3 billion. These highly flexible ships are designed and specified to ensure a superior fit for existing and future market needs, with deliveries scheduled to take place between the fourth quarter of 2028 and the first quarter of 2030. Upon delivery from the respective yards, the Newbuildings are contracted on multi-year charters, with an average TEU-weighted firm charter term of 7.1 years and at confidential rates.

During April and May of 2026, we entered into agreements for the sale of four non-core ships, built 2000 – 2002, for an aggregate price of $65.5 million and anticipated gain on sale of approximately $33.0 million. The ships are scheduled to be delivered to the buyers upon expiry of the vessels’ respective charters: Manet, Kumasi and Julie (2,200 TEU, 2001/2-built) in the fourth quarter of 2026, first quarter of 2027 and third quarter of 2027, respectively, and Ian H (5,900 TEU, 2000-built) in the fourth quarter of 2027.

On December 1, 2025, we announced the purchase of three 8,586 TEU Korean-built containerships, Cypress, Lotus A and Koi, each with ECO upgrades (the “Three Newly Acquired Vessels”) for an aggregate purchase price of $90.0 million. The Three Newly Acquired Vessels have attached charters with a leading liner company. Two of the vessels were delivered to us in December 2025 and the third was delivered to us in January 2026.

In May 2025, we agreed to sell Dimitris Y (5,900 TEU, built 2000) for $35.6 million, which was delivered  to its new owners in the fourth quarter of 2025.

During the first quarter of 2025, we completed the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) for an aggregate gain of $28.3 million. The vessels were delivered to their new owners during the first quarter of 2025.

In January 2025, we took delivery of Czech, the final vessel in a series of four high-reefer, ECO-9,000 TEU containerships that we contracted to purchase with charters attached in the fourth quarter of 2024 (“Four Newly Acquired Vessels”).

Financing Update

In June 2026, we entered into a $55.5 million loan agreement with Bank of America to finance the Three Newly Acquired Vessels, following our acquisition of the vessels, which we purchased initially with cash on hand. The loan bears interest at SOFR + 1.40% and has a maturity of five years. With this new loan, the weighted average cost of our debt is 4.43% and weighted average maturity of debt is 4.2 years.

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Critical Accounting Estimates

Our interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions.

Our critical accounting estimates are as described in in our Annual Report under “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” Please also see Note 2 to our interim unaudited condensed consolidated financial statements included elsewhere in this report for further information on our significant accounting policies.

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Recent accounting pronouncements

Our recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Results of Operations

Financial Results for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following table presents interim unaudited condensed consolidated revenues and expenses for the six-month periods ended June 30, 2026 and 2025. This information was derived from our interim unaudited condensed consolidated financial statements of operations for the respective periods.

Index
(Expressed in millions of U.S. dollars)

	Six months ended June 30,
	2026	2025
OPERATING REVENUES
Time charter revenues	384.1	376.3
Amortization of intangible liabilities-charter agreements	12.7	6.5
Total Operating Revenues	396.8	382.8

OPERATING EXPENSES
Vessel operating expenses (including $13.0 million and $11.4 million for each of the periods ended June 30, 2026 and 2025, respectively, to related party)	109.7	100.5
Time charter and voyage expenses (including $4.5 million and $3.7 million for each of the periods ended June 30, 2026 and 2025, respectively, to related party)	12.1	11.6
Depreciation and amortization	67.7	60.1
General and administrative expenses	16.0	8.6
Gain on sale of vessels	-	(28.3)
Operating Income	191.3	230.3

NON-OPERATING INCOME/(EXPENSES)
Interest income	11.3	7.9
Interest and other finance expenses	(18.8)	(20.5)
Other income, net	2.8	4.0
Fair value adjustment on derivative asset and other financial instruments	(1.1)	(2.8)
Total non-operating expenses	(5.8)	(11.4)
Income before income taxes	185.5	218.9
Income taxes	-	-
Net Income	185.5	218.9
Earnings allocated to Series B Preferred Shares	(4.8)	(4.8)
Net Income available to Common Shareholders	$180.7	$214.1

Revenue and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters was $396.8 million in the six months ended June 30, 2026, up $14.0 million (or 3.7%) compared to revenue of $382.8 million for the comparative period. The increase was mainly due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Three Newly Acquired Vessels offset by the sales of four vessels in 2025 (Tasman, Keta, Akiteta and Dimitris Y) and (iii) a non-cash $6.1 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions counterbalanced by a non-cash $1.7 million negative effect from straight lining time charter modifications. There were 328 days of offhire and idle time in the six month period ended June 30, 2026, of which 265 were for scheduled drydockings, compared to 588 days of offhire and idle time in the comparative period, of which 475 were for scheduled drydockings. Utilization for the six month period ended June 30, 2026 was 97.4% compared to utilization of 95.4% in the comparative period.

The table below shows fleet utilization for the six-month periods ended June 30, 2026 and 2025.

	Six months ended
	June 30,	June 30,
	2026	2025
Days
Ownership days	12,843	12,683
Planned offhire - scheduled dry-dock	(265)	(475)
Unplanned offhire	(63)	(70)
Idle time	-	(43)
Operating days	12,515	12,095
Utilization	97.4%	95.4%

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During the six-month period ended in June 30, 2026 we completed four drydockings As of June 30, 2026, one regulatory drydocking was in progress. In the second half of 2026, 11 further regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 9.2% to $109.7 million, or an average of $8,543 per day for the six months ended June 30, 2026, compared to $100.5 million in the comparative period, or $7,925 per ownership day. The increase of $9.2 million was mainly due to (i) the addition of the Three Newly Acquired Vessels offset by the sales of four vessels in 2025, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iv) an increase in annual premiums for all P&I Clubs and (v) the impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly of commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. For the six months ended June 30, 2026, time charter and voyage expenses were $12.1 million, or an average of $941 per day, compared to $11.6 million in the comparative period, or $915 per day, an increase of $26 per ownership day, or 2.8%. The increase was mainly due to (i) an increase in voyage administration costs and operational requests from charterers, and (ii) an increase in brokerage commissions due to charter renewals at higher rates counterbalanced from a decrease in bunkering expenses due to less off hire days.

Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2026 was $67.7 million, compared to $60.1 million in the comparative period. The increase was mainly due to the nine drydockings completed after June 30, 2025 and the addition of the Three Newly Acquired Vessels offset by the sale of Dimitris Y in the fourth quarter of 2025.

General and Administrative Expenses

For the six months ended June 30, 2026, general and administrative expenses were $16.0 million, compared to $8.6 million in the comparative period. The increase was mainly due to the non-cash charge for stock-based compensation expense recognized in relation to the valuation of awards of Class A common shares under our Equity Incentive Plan.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025.

Interest Expense and Interest Income

Debt as of June 30, 2026 totaled $676.4 million, comprising $328.5 million of secured bank debt collateralized by vessels, $153.1 million of 2027 Secured Notes collateralized by vessels, and $194.8 million under sale and leaseback financing transactions. As of June 30, 2026, 21 of our vessels were unencumbered.

Debt as of June 30, 2025 totaled $768.5 million, after inclusion of the Four Newly Acquired Vessels, comprising $349.0 million of secured bank debt collateralized by vessels, $205.6 million of 2027 Secured Notes collateralized by vessels, and $213.9 million under sale and leaseback financing transactions. As of June 30, 2025, 16 of our vessels were unencumbered.

Interest and other finance expenses for the six months ended June 30, 2026 were $18.8 million, $1.7 million, down from $20.5 million for the comparative period. Interest expense of 2025 included (i) a prepayment fee of $0.2 million following the full repayment of Macquarie Credit Facility and (ii) the non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility and the ESUN Credit Facility.

Interest income for the six-month period ended June 30, 2026 was $11.3 million, up from $7.9 million for the comparative period mainly due to higher invested amounts.

Index
Other Income, Net

Other income, net was $2.8 million for the six-month period ended June 30, 2026, compared to $4.0 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $1.1 million for the six months ended June 30, 2026, was recorded through our interim unaudited condensed consolidated Statements of Income as compared to the negative fair value adjustment of $2.8 million for the six months ended June 30, 2025. These interest rate caps have automatically transited to 1-month Compounded SOFR on July 1, 2023 at a level of 0.64%.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2026 was $4.8 million, the same as in the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the six months ended June 30, 2026 was $180.7 million. Net income available to common shareholders for the comparative period was $214.1 million. Net income available to common shareholders for the comparative period included $28.3 million gain from the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003).

Earnings per share for the six months ended June 30, 2026, was $5.02, a decrease of 16.5% from the earnings per share for the comparative period, which was $6.01.

Liquidity and Capital Resources

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, and organizing other ship operating necessities, including monitoring and reporting with respect to EU ETS requirements (including related Emission Trading Scheme Allowances) and FEUM compliance, general and administrative expenses, interest and other financing costs. Except for the periods of offhire which are our responsibility, we believe that the costs related to EU ETS and FEUM compliance will be transferred to our charterers. In addition, each of our vessels is subject to a drydock approximately every five years. As of June 30, 2026, one regulatory drydocking was in progress. In the second half of 2026, 11 further regulatory drydockings are anticipated. Four drydockings were completed during the six-month period ended June 30, 2026.

The main factors affecting our cash flow in a given period are: the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance, proceeds from any asset sales, costs of any asset purchases and installment payments under our Newbuilding construction contracts, the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, amortization of our debt, including the 2027 Secured Notes, financings and refinancings, repurchases of our shares, and dividends paid on our Class A common shares and Series B Preferred Shares.

As of June 30, 2026, we had $676.4 million of debt outstanding, of which $153.1 million was under our 2027 Secured Notes which carry interest at the fixed rate 5.69%, and $523.3 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at SOFR based on interest rate cap agreements mentioned below plus an average margin of approximately 2.26%. As of June 30, 2026, 21 of our vessels were unencumbered. In December 2021, we hedged our exposure to a potential rising interest rate environment by putting in place a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022, we entered into a further USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%. As of June 30, 2026, approximately 38% of our floating rate debt was hedged.

Index
Our credit facilities require, among other things, that we maintain $20.0 million of minimum liquidity at each quarter-end on a group basis.

In addition, we intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares (based on the amount outstanding as of June 30, 2026) on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares. Finally, we may, at the discretion of our Board of Directors, declare and pay dividends on our Class A common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. On May 11, 2026, we announced a dividend of $0.625 per Class A common share with respect to the first quarter 2026, paid on June 3, 2026 to Class A common shareholders of record as of May 22, 2026, amounting to $22.5 million. On August 5, 2026, we announced a dividend of $0.625 per Class A common share from with respect to the second quarter 2026, to be paid on September 3, 2026 to Class A common shareholders of record as of August 21, 2026.

During the six months ended June 30, 2026, we agreed individual construction contracts for the Newbuildings, which are 15 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships, for an aggregate purchase price of approximately $1.3 billion, with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030. As of June 30, 2026, and December 31, 2025, we had made advances for deposits for vessels under construction of $124.3 million and $nil, respectively. We expect to fund installment payments due under the Newbuilding construction contracts with a combination of cash on hand, cash flows from operations, borrowings under new financing arrangements, and, subject to market conditions, using the net proceeds of public or private debt or equity offerings of our securities. For a further description of our future remaining contractual commitments for the Newbuildings, please see Note 3 to our interim unaudited condensed consolidated financial statements included elsewhere in this report.

Other than as set forth above, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy and our commercial strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of June 30, 2026, we had $649.0 million in cash and cash equivalents, including $150.0 million restricted cash and other instruments and time deposits of $110.5 million and from free available cash $19.1 million are associated with credit facilities minimum liquidity covenants. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

On April 4, 2024, we entered into a FX option to buy €3.0 million, that started on April 11, 2024, and ended on March 13, 2025. Up to June 30, 2025, we have bought €3.0 million. The initial value of the excluded component was equal to the option premium of €0.4 million and was recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs, interest and debt repayment obligations.

We continuously evaluate potential transactions that we believe would be accretive to earnings, enhance shareholder value, or that would be in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.

Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.

Cash Flows

The following table presents cash flow information derived from our interim unaudited condensed consolidated Statements of Cash Flows for the six-month periods ended June 30, 2026 and 2025.

Index
(Expressed in millions of U.S. dollars)

	Six months ended June 30,

	2026	2025
Cash flows from operating activities:
Net income	$185.5	$218.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$67.7	$60.1
Gain from sale of vessels	-	(28.3)
Amortization of derivative assets’ premium	1.0	1.9
Amortization of deferred financing costs	1.2	2.3
Amortization of original issue discount on financial instruments	(0.5)	-
Amortization of intangible liabilities-charter agreements	(12.7)	(6.5)
Fair value adjustment on derivative asset and other financial instruments	1.1	2.8
Prepayment fees on debt repayment	-	0.2
Stock-based compensation expense	11.0	4.2
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$14.8	$(10.2)
(Increase)/decrease in inventories	(7.7)	0.8
Increase in derivative asset and other financial instrument	(21.0)	(0.2)
Increase in accounts payable and other liabilities	2.8	13.7
Increase in related parties' balances, net	(1.1)	(0.5)
Decrease in deferred revenue	(16.7)	(10.0)
Payments for drydocking and special survey costs	(18.8)	(27.1)
Net cash provided by operating activities	$206.6	$222.0
Cash flows from investing activities:
Acquisition of vessels	$-	$(61.5)
Cash paid for vessel expenditures	(1.6)	(9.8)
Advances for vessel acquisitions/vessels under construction and other additions	(125.2)	(2.3)
Net proceeds from sale of vessel	-	53.5
Time deposits withdrawn	88.7	11.2
Net cash used in investing activities	$(38.1)	$(8.9)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities/sale and leaseback	$55.5	$218.5
Repayment of credit facilities/sale and leaseback	(73.8)	(70.9)
Prepayment of debt including prepayment fees	-	(70.4)
Deferred financing costs paid	(0.3)	(2.2)
Class A common shares-dividend paid	(45.0)	(34.8)
Series B preferred shares-dividends paid	(4.8)	(4.8)
Net cash (used in)/provided by financing activities	$(68.4)	$35.4
Net increase in cash and cash equivalents and restricted cash	100.1	248.5
Cash and cash equivalents and restricted cash at beginning of the period	339.3	247.6
Cash and cash equivalents and restricted cash at end of the period	$439.4	$496.1
Supplementary Cash Flow Information:
Cash paid for interest	20.0	23.1
Cash received from interest rate caps	4.1	9.1
Non-cash investing activities:
Acquisitions of vessels and intangibles	19.1	16.0
Non-cash financing activities:
Unrealized loss on derivative assets/FX option	(2.2)	(6.0)

Net Cash provided by operating activities for the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Net cash provided by operating activities was $206.6 million for the six months ended June 30, 2026, reflecting mainly net income of $185.5 million, adjusted for depreciation and amortization of $67.7 million, amortization of derivative assets’ premium of $1.0 million, amortization of deferred financing costs of $1.2 million, amortization of original issue discount on financial instruments of $0.5 million, amortization of intangible liabilities-charter agreements of $12.7 million, fair value adjustment on derivatives and other financial instruments of $1.1 million, stock-based compensation expense of $11.0 million, plus decrease in working capital, including deferred revenue, of $47.7 million.

Net cash provided by operating activities was $222.0 million for the six months ended June 30, 2025, reflecting mainly net income of $218.8 million, adjusted for depreciation and amortization of $60.1 million, amortization of derivative assets’ premium of $1.9 million, amortization of deferred financing costs of $2.3 million, amortization of intangible liabilities-charter agreements of $6.5 million, fair value adjustment on derivatives of $2.8 million, stock-based compensation expense of $4.2 million, prepayment fees of $0.2 million, gain on sale of vessels of $28.3 million plus decrease in working capital, including deferred revenue, of $33.5 million.

Index
Cash used in investing activities for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025

Cash used in investing activities was $38.1 million for the six months ended June 30, 2026, as compared to $8.9 million for the same period in 2025. Cash used in investing activities for the six months ended June 30, 2026 was the result of (i) $126.8 million for improvements on all vessels plus advances for vessels under construction, and (ii) $88.7 million time deposits withdrawn.

Cash used in investing activities was $8.9 million for the six months ended June 30, 2025, as compared to $51.2 million for the same period in 2024. Cash used in investing activities for the six months ended June 30, 2025 was the result of (i) $12.1 million for improvements on all vessels, (ii) the acquisition of the fourth of the Four Newly Acquired Vessels, (iii) net proceeds from the sale of Keta, Tasman and Akiteta of $53.5 million and (iv) $11.2 million time deposits withdrawn.

Cash used in/provided by financing activities for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025

Cash used in financing activities was $68.4 million for the six-month period ended June 30, 2026. Cash used in financing activities for the six months ended June 30, 2026 was the result of (i) $55.5 million from drawdown of a credit facility, (ii) $73.8 million amortization of debt, (iii) $4.8 million and $45.0 million in dividends related to our Series B Preferred Shares and Class A common shares, respectively, and (iv) $0.3 million in paid deferred financing costs.

Cash provided by financing activities was $35.4 million for the six-month period ended June 30, 2025. Cash provided by financing activities for the six months ended June 30, 2025 was the result of (i) $70.9 million amortization of debt, (ii) $4.8 million and $34.8 million in dividends related to our Series B Preferred Shares and Class A common shares, respectively, (iii) proceeds from drawdown of credit facilities and sale and leaseback of $218.5 million, (iv) prepayment of debt including prepayment fees of $70.4 million and (v) $2.2 million in paid deferred financing costs.

Indebtedness

As of June 30, 2026, our indebtedness comprised:

Lender	As of June 30, 2026 (expressed in millions of U.S. dollars)	Collateral vessels	Interest Rate	Final maturity date
2027 Secured Notes	153.1	MSC Tianjin, GSL Ningbo, GSL Nicoletta, GSL Christen, GSL Chateau d’if, CMA CGM Thalassa, CMA CGM Sambhar, CMA CGM Jamaica, Ateti, CMA CGM America, CMA CGM Alcazar	Interpolated interest rate of 2.84% plus margin of 2.85%	July, 2027
CMBFL Sale and Leaseback Agreements	34.9	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	SOFR plus 2.75%	September - October, 2027
Syndicated Senior Secured Term Loan Facility (BofA-CACIB-ABN-First Citizens)	216.0	Costa Rica Express, Panama Express, Agios Dimitrios, Nicaragua Express, Mexico Express, Jamaica Express, Colombia Express, Zim Xiamen, Zim Norfolk, Anthea Y	SOFR plus 1.85%	August, 2030
Minsheng Sale and Leaseback Agreements	159.9	Bremerhaven Express, Sydney Express, Istanbul Express, Czech	SOFR plus 2.50%	December, 2034 -January, 2035
UBS Credit Facility	57.0
Dolphin II, Athena I, Orca I, GSL Mamitsa, GSL Elizabeth, GSL Lalo, GSL Susan, GSL Rossi, GSL Alice, GSL Melina, GSL Eleftheria, GSL Mercer, GSL Chloe, GSL Maren, GSL Sofia, GSL Effie, GSL Lydia, GSL Alexandra
			SOFR plus 2.15%	April, 2028
BofA Credit Facility	55.5	Cypress, Koi, Lotus A	SOFR plus 1.40%	June, 2031
	676.4

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Credit Facilities and Other Financing Arrangements

Secured Credit Facilities

$55.5 Million BOFA Credit Facility

On June 17, 2026, we entered into a $55.5 million credit facility with Bank of America N.A. (the “BofA Credit Facility”) to finance the Three Newly Acquired Vessels, which we purchased initially with cash on hand.

The BofA Credit Facility is repayable in 20 equal consecutive quarterly instalments of $1.7 million together with a final balloon payment of $20.8 million payable together with the last repayment instalment due at maturity in the second quarter of 2031.

This facility bears interest at SOFR plus a margin of 1.40% per annum payable quarterly in arrears.

As of June 30, 2026, the outstanding balance of this facility was $55.5 million.

$85.0 Million UBS Credit Facility

On March 26, 2025, we entered into an $85.0 million credit facility with UBS AG (the “UBS Credit Facility”), for which the net proceeds were used to prepay in full the following credit facilities: (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17.5 million), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46.8 million). On March 28, 2025, we fully prepaid, using cash on hand, the amount $5.9 million of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdowns under the UBS Credit Facility had taken place as of March 31, 2025.

The UBS Credit Facility bears interest at SOFR plus a margin of 2.15% per annum, payable quarterly in arrears. The UBS Credit Facility is repayable in 12 equal consecutive quarterly instalments of $7.0 million, together with a final balloon payment of $1.0 million payable together with the last repayment instalment.

As of June 30, 2026, the outstanding balance under the UBS Credit Facility was $57.0 million.

$300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, we entered into a $300.0 million senior secured term loan facility (the “Syndicated Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A., First Citizens Bank & Trust Company and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of our then-outstanding indebtedness. All three tranches were drawdown in the third quarter of 2024.

The Syndicated Senior Secured Term Loan Facility is repayable in 12 equal consecutive quarterly instalments of $12.0 million, four equal consecutive quarterly instalments of $10.0 million, four equal consecutive quarterly instalments of $8.0 million and four equal consecutive quarterly instalments of $6.0 million together with a final balloon payment of $60.0 million on the termination date. The Syndicated Senior Secured Term Loan Facility is scheduled to mature in the third quarter of 2030.

The Syndicated Senior Secured Term Loan Facility bears interest at SOFR plus a margin of 1.85% per annum, payable quarterly in arrears.

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As of June 30, 2026, the outstanding balance under the Syndicated Senior Secured Term Loan Facility was $216.0 million.

Senior Secured Notes

5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the “Issuer”), an indirect wholly-owned subsidiary of us, closed on the private placement of $350.0 million of publicly rated/investment grade 5.69% Senior Secured Notes due in 2027 to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

We used the net proceeds from the private placement for the repayment of certain of our then-outstanding indebtedness and for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, were initially secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by us.

During the first quarter of 2025, Tasman, Keta and Akiteta were released as collateral under the 2027 Secured Notes and sold.  Further, in May 2025, Dimitris Y was contracted to be sold, and on July 28, 2025 was released as collateral. On January 19, 2026, Ian H, Manet, Kumasi and Julie were released as collateral under the 2027 Secured Notes, and further, on May 15, 2026, MSC Qingdao was released as collateral.

As of June 30, 2026, the aggregate principal amount outstanding under the 2027 Secured Notes was $153.1 million.

Sale and Leaseback Agreements (Finance Leases)

$178.0 Million Sale and Leaseback agreements – Minsheng Financial Leasing

On December 23, 2024, we entered into two sale and leaseback agreements with Minsheng Financial Leasing for $44.5 million, each (the “Minsheng Sale and Leaseback Agreements”), to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As of December 31, 2024, we had drawn down a total of $44.5 million to finance the acquisition of Bremerhaven Express. During the first quarter of 2025, we entered into two additional sale and leaseback agreements, $44.5 million each, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both then fully paid in cash. As of March 31, 2025, we had drawn down a total of $178.0 million. We have a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the Minsheng Sale and Leaseback Agreements as a financial liability.

The Minsheng Sale and Leaseback Agreements are repayable in 40 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $10.0 million on the final repayment date.

The Minsheng Sale and Leaseback Agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech mature in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of June 30, 2026, the outstanding balance on the Minsheng Sale and Leaseback Agreements was $159.9 million.

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$120.0 Million Sale and Leaseback Agreements – CMBFL Four Vessels

On August 26, 2021, we entered into four $30.0 million sale and leaseback agreements with CMBFL to finance the acquisition of the Four Vessels (the “CMBFL Sale and Leaseback Agreements”). As of September 30, 2021, we had drawn down a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021, together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the CMBFL Sale and Leaseback Agreements as a financial liabilities.

Each CMBFL Sale and Leaseback Agreement is repayable in 12 equal consecutive quarterly instalments of $1.6 million and 12 equal consecutive quarterly instalments of $0.3 million with a repurchase obligation of $7.0 million on the final repayment date.

The CMBFL Sale and Leaseback Agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the CMBFL Sale and Leaseback Agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of June 30, 2026, the outstanding balance on the CMBFL Sale and Leaseback Agreements was $34.9 million.

Fully Repaid Indebtedness under Credit Facilities and Other Financing Arrangements

For a description of the indebtedness that we fully repaid in 2025 and during the six-month period ended June 30, 2026, please see Note 7 to our interim unaudited condensed consolidated financial statements included elsewhere in this report.

Covenants

Financial Covenants

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

●
minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level; and
●
minimum market value of collateral for each debt obligation, such that the aggregate market value of the vessels collateralizing the particular debt obligation is between 125% and 135%, depending on the particular debt obligation, of the aggregate principal amount outstanding under such debt obligation, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall.

Restrictive Covenants

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:
●
incurring additional indebtedness;
●
making any substantial change to the nature of our business;
●
paying dividends;
●
redeeming or repurchasing capital stock;
●
selling the collateral vessel, if applicable;
●
entering into certain transactions other than arm’s length transactions;
●
acquiring a company, shares or securities or a business or undertaking;
●
effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;
●
experiencing any change in the position and ownership of our Executive Chairman; and
●
changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel.

Security

Our secured credit facilities and 2027 Secured Notes are generally secured by, among other things:

●
a first priority mortgage over the relevant collateralized vessels;
●
first priority assignment of earnings and insurances from the mortgaged vessels;
●
pledge of the earnings account of the mortgaged vessel;
●
pledge of the equity interest of each of the vessel-owning subsidiaries; and
●
corporate guarantees.

As of June 30, 2026, we were in compliance with all of the financial covenants in the agreements governing our indebtedness.

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Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facilities. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. As of June 30, 2026, we are hedged by approximately 38% on our floating rate debt of $523.3 million.

Sensitivity Analysis

In December 2021 and February 2022, we entered into interest rate cap agreements to hedge our floating rate debt, effective through the fourth quarter of 2026, for a USD one-month LIBOR cap of 0.75%. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%.

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates. A 1% increase in SOFR would have increased our interest expense for the six month periods ended June 30, 2026 and 2025 by $0.8 million and $0.3 million, respectively.

As of June 30, 2026, we are hedged by approximately 38% on our floating rate debt of $523.3 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars.  On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ended on March 13, 2025. The strike price was EUR/USD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses.

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the continuing wars between Russia and Ukraine, Israel and Hamas, and the U.S., Israel and Iran, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world, and changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2026

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GLOBAL SHIP LEASE, INC.

2

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Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$388,599	$273,876
Time deposits		110,450	199,100
Restricted cash		51,326	50,520
Accounts receivable, net		50,500	49,887
Inventories	4	22,357	14,600
Prepaid expenses and other current assets		20,483	33,623
Derivative assets and other financial instruments	6	22,954	5,234
Due from related parties	8	1,309	148
Total current assets		$667,978	$626,988
NON - CURRENT ASSETS
Vessels in operation	3	$1,966,440	$1,962,888
Advances for vessels acquisitions, vessels under construction and other additions	3	129,383	35,961
Deferred dry dock and special survey costs, net		111,766	110,936
Other non-current assets	2h	8,565	10,830
Restricted cash and other instruments, net of current portion		98,664	113,600
Total non - current assets		2,314,818	2,234,215
TOTAL ASSETS		$2,982,796	$2,861,203
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$71,639	$61,912
Accrued liabilities		41,637	47,727
Current portion of long - term debt	7	154,504	147,567
Current portion of deferred revenue		45,482	48,885
Due to related parties	8	740	692
Total current liabilities		$314,002	$306,783
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	7	$517,260	$541,575
Intangible liabilities - charter agreements	5	96,443	90,054
Deferred revenue, net of current portion		108,383	121,707
Total non - current liabilities		722,086	753,336
Total liabilities		$1,036,088	$1,060,119
Commitments and Contingencies	9	-	-
SHAREHOLDERS' EQUITY
Class A common shares – authorized 214,000,000 shares with a $0.01 par value 36,035,434 shares issued and outstanding (2025 - 35,913,628 shares)	10	$360	$359
Series B Preferred Shares – authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2025 - 43,592 shares)	10	-	-
Additional paid in capital		705,328	694,331
Retained Earnings		1,240,348	1,104,617
Accumulated other comprehensive income		672	1,777
Total shareholders' equity		1,946,708	1,801,084
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,982,796	$2,861,203

See accompanying notes to interim unaudited condensed consolidated financial statements

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Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Six months ended June 30,
	Note	2026	2025
OPERATING REVENUES
Time charter revenues		$384,096	$376,301
Amortization of intangible liabilities-charter agreements	5	12,672	6,533
Total Operating Revenues		396,768	382,834

OPERATING EXPENSES
Vessel operating expenses (including $12,989 and $11,466 for each of the periods ended June 30, 2026 and 2025 to related party, respectively)	8	109,712	100,519
Time charter and voyage expenses (including $4,477 and $3,719 for each of the periods ended June 30, 2026 and 2025 to related party, respectively)	8	12,088	11,603
Depreciation and amortization	3	67,661	60,121
General and administrative expenses		16,022	8,674
Gain on sale of vessels	3	-	(28,343)
Operating Income		191,285	230,260

NON-OPERATING INCOME/(EXPENSES)
Interest income		11,272	7,871
Interest and other finance expenses		(18,779)	(20,463)
Other income, net		2,854	3,994
Fair value adjustment on derivative asset and other financial instruments	6	(1,127)	(2,831)
Total non-operating expenses		(5,780)	(11,429)
Income before income taxes		185,505	218,831
Income taxes		-	-
Net Income		185,505	218,831
Earnings allocated to Series B Preferred Shares	10	(4,768)	(4,768)
Net Income available to Class A Common Shareholders		$180,737	$214,063
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	12	36,005,151	35,598,601
Diluted	12	36,652,419	35,685,734

Net Earnings per Class A common share
Basic	12	$5.02	$6.01
Diluted	12	$4.93	$6.00

See accompanying notes to interim unaudited condensed consolidated financial statements

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Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2026	2025
Net Income available to Class A Common Shareholders		$180,737	$214,063
Other comprehensive income:
Cash Flow Hedge:
Unrealized loss on derivative assets/FX option	6	(2153)	(5,960)
Amortization of interest rate cap premium		1,048	1,949
Total Other Comprehensive Loss		(1,105)	(4,011)
Total Comprehensive Income		$179,632	$210,052

See accompanying notes to interim unaudited condensed consolidated financial statements

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Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2026	2025
Cash flows from operating activities:
Net Income		$185,505	$218,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	67,661	60,121
Gain on sale of vessels	3	-	(28,343)
Amortization of derivative assets’ premium		1,048	1,949
Amortization of deferred financing costs	7	1,239	2,257
Amortization of original issue discount on instruments		(513)	-
Amortization of intangible liabilities - charter agreements	5	(12,672)	(6,533)
Fair value adjustment on derivative asset and other financial instruments	6	1,127	2,831
Prepayment fees on debt repayment	7	-	175
Stock-based compensation expense	11	10,998	4,244
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets		14,793	(10,242)
(Increase)/decrease in inventories		(7,757)	825
Increase in derivative asset and other financial instruments	6	(21,000)	(194)
Increase in accounts payable and other liabilities		2,796	13,740
Increase in related parties' balances, net	8	(1,112)	(504)
Decrease in deferred revenue		(16,725)	(10,006)
Payments for drydocking and special survey costs		(18,766)	(27,104)
Unrealized foreign exchange gain		(3)	-
Net cash provided by operating activities		$206,619	$222,047
Cash flows from investing activities:
Acquisition of vessels	3	-	(61,541)
Cash paid for vessel expenditures		(1,574)	(9,799)
Advances for vessels acquisitions, vessels under construction and other additions		(125,225)	(2,348)
Net proceeds from sale of vessels	3	-	53,483
Time deposits withdrawn		88,650	11,150
Net cash used in investing activities		$(38,149)	$(9,055)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities and sale and leaseback	7	55,500	218,500
Repayment of credit facilities and sale and leaseback	7	(73,783)	(70,889)
Prepayment of debt, including prepayment fees	7	-	(70,393)
Deferred financing costs paid	7	(333)	(2,185)
Class A common shares - dividend paid	10	(45,006)	(34,806)
Series B Preferred Shares - dividend paid	10	(4,768)	(4,768)
Net cash (used in)/provided by financing activities		$(68,390)	$35,459
Net increase in cash and cash equivalents and restricted cash		100,080	248,451
Cash and cash equivalents and restricted cash at beginning of the period		339,340	247,624
Cash and cash equivalents and restricted cash at end of the period		$439,420	$496,075

Supplementary Cash Flow Information:
Cash paid for interest		$20,035	$23,061
Cash received from interest rate caps	6	4,067	9,133
Non-cash investing activities:
Acquisition of intangibles		19,061	15,987
Non-cash financing activities:
Unrealized loss on derivative assets/FX option	6	(2,153)	(5,960)

See accompanying notes to interim unaudited condensed consolidated financial statements

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Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Class A Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Class A Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity

Balance at December 31, 2024	35,447,370	43,592	$355	$-	$680,743	$773,759	$8,624	$1,463,481
Stock-based compensation expense (Note 11)	158,068	-	2	-	2,120	-	-	2,122
Other comprehensive loss	-	-	-	-	-	-	(2,409)	(2,409)
Net Income for the period	-	-	-	-	-	123,394	-	123,394
Series B Preferred Shares dividend (Note 10)	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 10)	-	-	-	-	-	(16,043)	-	(16,043)
Balance at March 31, 2025	35,605,438	43,592	$357	$-	$682,863	$878,726	$6,215	$1,568,161
Stock-based compensation expense (Note 11)	7,146	-	-	-	2,122	-	-	2,122
Other comprehensive loss	-	-	-	-	-	-	(1,602)	(1,602)
Net Income for the period	-	-	-	-	-	95,437	-	95,437
Series B Preferred Shares dividend (Note 10)	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 10)	-	-	-	-	-	(18,763)	-	(18,763)
Balance at June 30, 2025	35,612,584	43,592	$357	$-	$684,985	$953,016	$4,613	$1,642,971

Balance at December 31, 2025	35,913,628	43,592	$359	$-	$694,331	$1,104,617	$1,777	$1,801,084
Stock-based compensation expense (Note 11)	4,616	-	-	-	5,919	-	-	5,919
Issuance of Class A common shares, net of offering costs (Note 10)	-	-	-	-	(40)	-	-	(40)
Other comprehensive loss	-	-	-	-	-	-	(601)	(601)
Net Income for the period	-	-	-	-	-	93,829	-	93,829
Series B Preferred Shares dividend (Note 10)	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 10)	-	-	-	-	-	(22,484)	-	(22,484)
Balance at March 31, 2026	35,918,244	43,592	$359	$-	$700,210	$1,173,578	$1,176	$1,875,323
Stock-based compensation expense (Note 11)	117,190	-	1	-	5,078	-	-	5,079
Issuance of Class A common shares, net of offering costs (Note 10)	-	-	-	-	40	-	-	40
Other comprehensive loss	-	-	-	-	-	-	(504)	(504)
Net Income for the period	-	-	-	-	-	91,676	-	91,676
Series B Preferred Shares dividend (Note 10)	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 10)	-	-	-	-	-	(22,522)	-	(22,522)
Balance at June 30, 2026	36,035,434	43,592	$360	$-	$705,328	$1,240,348	$672	$1,946,708

See accompanying notes to interim unaudited condensed consolidated financial statements

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.
Description of Business

The Company’s business is to own and charter out containerships to leading liner companies.

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc., the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018 (the “Poseidon Transaction”).

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each, 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered on various dates in May and June 2023. Also on March 23, 2023, GSL Amstel was sold.

During the fourth quarter of 2024, the Company agreed to purchase four high-reefer ECO 9,019 TEU containerships (the “ECO 9,019 TEU Vessels”) for an aggregate price of $273,891, of which three were delivered on various dates in December 2024.

During the first quarter of 2025, the fourth ECO 9,019 TEU Vessel was delivered in January 2025, and the Company sold also three vessels Tasman, Keta and Akiteta. In May 2025, Dimitris Y was contracted to be sold and was delivered to the buyers on October 13, 2025 (see Note 4). During the fourth quarter of 2025, the Company also agreed to purchase three ECO 8,586 TEU containerships (the “ECO 8,586 TEU Vessels”) for an aggregate purchase price of $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026.

During the second quarter of 2026, the Company entered into agreements for the sale of four ships, Ian H, Manet, Kumasi and Julie, for an aggregate sale price of $65,500. The ships are scheduled to be delivered to buyers upon expiry of their respective charters.

During the second quarter of 2026, the Company agreed individual newbuilding contracts for 15 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships for an aggregate purchase price of approximately $1,329,863. As of June 30, 2026, the Company had a total of 15 container vessels under construction, with scheduled deliveries between fourth quarter 2028 and first quarter 2030.

Following the above-mentioned additions and the sale of vessels up to June 30, 2026, the Company’s fleet comprises (i) 71 operating containerships with average age as at June 30, 2026, weighted by TEU capacity, of 18.4 years, and (ii) 15 under construction container vessels.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.
Description of Business (continued)

The following table provides information about the 71 operating container vessels owned as at June 30, 2026.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	3Q28
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q32 (4)
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q32 (4)
Telemachus Marine LLC	Marshall Islands	Anthea Y	9,115	2015	4Q28
Global Ship Lease 78 LLC (3)	Liberia	Sydney Express	9,019	2016	3Q27 (5)
Global Ship Lease 79 LLC (3)	Liberia	Istanbul Express	9,019	2016	1Q28 (5)
Global Ship Lease 77 LLC (3)	Liberia	Bremerhaven Express	9,019	2015	2Q27 (5)
Global Ship Lease 76 LLC (3)	Liberia	Czech	9,019	2015	2Q28 (5)
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q30 (6)
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	4Q30 (6)
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q30 (6)
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,599	2004	3Q28 (7)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,599	2003	2Q28 (7)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,599	2003	3Q28 (7)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,599	2003	1Q28 (7)
Global Ship Lease 80 LLC	Liberia	Lotus A	8,586	2010	4Q26 (8)
Global Ship Lease 81 LLC	Liberia	Koi	8,586	2011	4Q26 (8)
Global Ship Lease 82 LLC	Liberia	Cypress	8,586	2011	4Q26 (8)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	4Q27 (9)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	1Q28 (9)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	1Q28 (9)
Alexander Marine LLC	Marshall Islands	Colombia Express	7,072	2013	4Q28 (10)
Hector Marine LLC	Marshall Islands	Panama Express	7,072	2013	4Q29 (10)
Ikaros Marine LLC	Marshall Islands	Costa Rica Express	7,072	2013	2Q29 (10)
Philippos Marine LLC	Marshall Islands	Nicaragua Express	7,072	2013	3Q29 (10)
Global Ship Lease 48 LLC	Liberia	Ateti (ex CMA CGM Berlioz) (11)	7,023	2001	2Q29 (11)
Aristoteles Marine LLC	Marshall Islands	Mexico Express	6,918	2015	3Q29 (10)
Menelaos Marine LLC	Marshall Islands	Jamaica Express	6,918	2015	3Q29 (10)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,858	2002	1Q28
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,858	2002	4Q27
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	3Q30 (6)
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	1Q28 (12)
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	1Q28 (12)
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	1Q29 (13)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	4Q29 (13)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	1Q30 (13)
GSL Violetta LLC	Liberia	GSL Violetta	6,008	2000	1Q29 (13)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	1Q29 (13)
GSL Tegea LLC	Liberia	GSL Tegea	5,994	2001	4Q29 (13)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,994	2001	4Q29 (13)
Drake Marine LLC	Marshall Islands	Ian H (19)	5,936	2000	4Q27
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q27
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q27
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q27
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q27
Zeus One Marine LLC	Marshall Islands	Orca I	5,308	2006	3Q28
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q28
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q29 (14)
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q29 (14)
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q29
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q28
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,421	2013	3Q28

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.
Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,421	2013	4Q29 (15)
Pericles Marine LLC	Marshall Islands	Athena I (ex Athena)	2,980	2003	2Q27 (16)
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	1Q27
Global Ship Lease 62 LLC	Liberia	GSL Mamitsa	2,824	2007	1Q28
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q27
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	2Q27
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	3Q28 (17)
Athena Marine LLC	Marshall Islands	Newyorker	2,635	2001	2Q27
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,635	2000	1Q27
Global Ship Lease 65 LLC	Liberia	GSL Chloe	2,546	2012	1Q27
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	2Q28 (18)
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q27
Global Ship Lease 38 LLC	Liberia	Manet (19)	2,288	2001	3Q26
Global Ship Lease 45 LLC	Liberia	Kumasi (19)	2,220	2002	4Q26
Global Ship Lease 41 LLC	Liberia	Julie (19)	2,207	2002	3Q27

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) Currently, under a sale and leaseback transaction (see Note 2h);
(4) Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions are expected to commence between 2Q-3Q 2027;
(5) Sydney Express, Istanbul Express and Bremerhaven Express were delivered in 4Q 2024. Czech, the fourth vessel was delivered on January 9, 2025. Firm charters are followed by three 12-month extension periods at charterer’s option.12-month extension options were exercised in 3Q 2025 for Bremerhaven Express and Sydney Express. 12-month extension options were exercised in 2Q 2026 for Istanbul Express and Czech;
(6) MSC Tianjin, MSC Qingdao, Agios Dimitrios and GSL Ningbo were forward fixed for 36 – 38 months with the new charters expected to commence between 3Q-4Q 2027. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(7) GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie. Firm charters are followed by one year extension period at charterer’s option. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels were forward fixed for 24 months +/- 30 days. The new charters are expected to commence in 3Q 2026. During 2Q 2026, GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie were further forward fixed for 36 – 38 months plus optional period of 24 – 26 months to commence after drydocking. The new charter (firm period plus two-year option) may be cancelled by charterers at any time up to April 1, 2027;
(8) Lotus A, Koi and Cypress. The charters have flexible durations, with latest redeliveries in mid-2030;
(9) GSL Eleni, GSL Kalliopi and GSL Grania were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months;
(10) Colombia Express, Panama Express, Costa Rica Express, Nicaragua Express, Mexico Express, Jamaica Express. Firm charters are followed by two twelve-month extension periods at charterer’s option;
(11) Ateti (ex CMA CGM Berlioz) is fixed for 36 – 38 months. The charter commenced in 2Q 2026. On April 25, 2026, CMA CGM Berlioz was renamed to Ateti;
(12) GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months;
(13) GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months. GSL Arcadia, GSL Violetta and GSL MYNY new charters commenced in 1Q 2026. The remaining new charters are expected to commence between 4Q 2026 and 1Q 2027;
(14) GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2026;
(15) GSL Melina was forward fixed for 35 – 37 months. The new charter is expected to commence in 4Q 2026;
(16) Athena I. On June 14, 2026, Athena was renamed to Athena I;
(17) GSL Elizabeth was forward fixed for 24 – 27 months. The new charter is expected to commence in 3Q 2026 after drydocking;
(18) GSL Maren is fixed in direct continuation for 24 – 26 months. The charter commenced in 2Q 2026;
(19) During 2Q 2026, the Company entered into agreements for the forward sales of four ships, Ian H, Manet, Kumasi and Julie, for an aggregate sale price of $65,500. The ships are scheduled to be delivered to buyers upon expiry of their respective charters.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.
Description of Business (continued)

The following table provides information about the 15 under construction container vessels owned as at June 30, 2026.

Company Name (1)	Country of Incorporation	Expected Delivery
Global Ship Lease 83 LLC	Liberia	4Q28
Global Ship Lease 84 LLC	Liberia	2Q29
Global Ship Lease 93 LLC	Liberia	3Q29
Global Ship Lease 85 LLC	Liberia	2Q29
Global Ship Lease 86 LLC	Liberia	3Q29
Global Ship Lease 87 LLC	Liberia	3Q29
Global Ship Lease 88 LLC	Liberia	3Q29
Global Ship Lease 89 LLC	Liberia	4Q29
Global Ship Lease 90 LLC	Liberia	4Q29
Global Ship Lease 91 LLC	Liberia	4Q29
Global Ship Lease 92 LLC	Liberia	1Q30
Global Ship Lease 97 LLC	Liberia	1Q29
Global Ship Lease 98 LLC	Liberia	1Q29
Global Ship Lease 99 LLC	Liberia	2Q29
Global Ship Lease 100 LLC	Liberia	2Q29

(1) All subsidiaries are 100% owned, either directly or indirectly;

(a)
Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“U.S. GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2025, filed with the Securities and Exchange Commission on March 16, 2026 in the Company’s Annual Report on Form 20-F.

(b)
Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c)
Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(d)
Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at Note 2(f) below. Vessels under construction by the Company are stated at historical cost, comprising the contract price and pre-delivery expenses e.g. capitalised interest, and material acquisition-related costs, including improvements and other expenses. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2026, and 2025.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

(e)
Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30, 2026, Ian H, Manet, Kumasi and Julie, which were agreed to be sold for an aggregate sale price $65,500, did not meet the criteria as held for sale. The ships are scheduled to be delivered to buyers upon expiry of their respective charters.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(f)
Intangible assets and liabilities – charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital.

The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(g)
Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers. For the deposits for vessels under construction, the net cash flows also include the future cash out flows to make vessels ready for use, all remaining progress payments to shipyards and pre-delivery expenses.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(g)
Impairment of Long-lived assets (continued)

During the six months ended June 30, 2026, the Company evaluated the impact of the current economic environment and other relevant events and circumstances on the recoverability of all its vessel groups. For the Company’s vessel groups other than the four vessels discussed below, the Company determined that there were no events or changes in circumstances indicating that their carrying amounts may not be recoverable. During the six months ended June 30, 2026, the Company entered into agreements to sell four vessels to third parties, with delivery expected after completion of their existing charter parties. Although these vessels were not classified as held for sale as of June 30, 2026, the expected disposal before the end of their previously estimated useful lives was considered a triggering event under ASC 360. The Company performed a recoverability assessment and concluded that no impairment loss was required.

During the six months ended June 30, 2025, the Company evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event, and no impairment test was performed for the six months ended June 30, 2025.

Through the latter part of 2025, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2025.

(h)
Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification, adjusted for any prepaid or accrued balance from the original lease, generally on a straight-line basis over the new lease term (the remaining balance from the original lease, adjusted for the additional or terminated periods). During the six-month periods ended June 30, 2026, and 2025, an amount of $4,425 and $2,738 loss, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of June 30, 2026, current and non-current portion from implementing the straight-line basis, amounting to $9,807 ($12,643 as of December 31, 2025) and $8,079 ($10,344 as of December 31, 2025), respectively, are presented in the interim unaudited condensed Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively. As of June 30, 2026, current liability and non-current liability from implementing the straight-line basis, amounting to $4,770 ($8,624 as of December 31, 2025) and $6,968 ($3,797 as of December 31, 2025), are presented in the interim unaudited condensed Consolidated Balance Sheets in the line item “Current portion of deferred revenue” and “Deferred revenue, net of current portion”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements, the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(h)
Revenue recognition and related expense (continued)

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out -bareboat- out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(i)
Segment Reporting

The Company derives its revenues from chartering vessels to liner companies. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each vessel or type of charter. Management does not identify expenses, profitability or other financial information by vessel or charter type. The Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer, collectively, who are the Chief Operating Decision Maker ("CODM"), review operating results solely by revenue per day and consolidated net income of the fleet and thus the Company has determined that it operates under one operating and reportable segment. Consolidated vessel operating expense information presented within the interim unaudited condensed Consolidated Statements of Income is considered to be significant expenses. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

(j)
Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash and other instruments, time deposits, trade receivables and payables, other receivables and other liabilities, amounts due to/from related parties, derivatives and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(j)
Fair Value Measurement and Financial Instruments (continued)

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value of assets and liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, restricted cash and other instruments, time deposits, amounts due to/from related parties: The carrying amounts reported in the interim unaudited condensed Consolidated Balance Sheets for these balances approximate their fair value because of the short maturity or short-term nature of these balances.

Long-term debt, including current portion, net: The carrying value of our long-term bank loans and sale and leaseback agreements continues to approximate its fair value generally due to their variable interest rates. The carrying value has been adjusted to reflect the net presentation of deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2026		December 31, 2025
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$388,599	$388,599	$273,876	$273,876
Time deposits	$110,450	$110,450	$199,100	$199,100
Restricted cash and other instruments	$149,990	$149,990	$164,120	$164,120
Derivative assets and other financial instruments	$22,954	$22,954	$5,234	$5,234
Due from related parties	$1,309	$1,309	$148	$148
Due to related parties	$(740)	$(740)	$(692)	$(692)
Credit facilities and financial liabilities, including current portion, net	$(671,764)	$(676,425)	$(689,142)	$(694,709)

	Fair Value Measurements as at June 30, 2026
	Total	Level I	Level II	Level III
Cash and cash equivalents	$388,599	$388,599	$-	$-
Time deposits	$110,450	$110,450	$-	$-
Restricted cash and other instruments	$149,990	$149,990	$-	$-
Derivative assets and other financial instruments	$22,954	$-	$22,954	$-
Due from related parties	$1,309	$1,309	$-	$-
Due to related parties	$(740)	$(740)	$-	$-
Credit facilities and financial liabilities, including current portion, net	$(676,425)	$-	$(676,425)	$-

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(j)
Fair Value Measurement and Financial Instruments (continued)

Fair value of assets and liabilities (continued)

	Fair Value Measurements as at December 31, 2025
	Total	Level I	Level II	Level III
Cash and cash equivalents	$273,876	$273,876	$-	$-
Time deposits	$199,100	$199,100	$-	$-
Restricted cash and other instruments	$164,120	$164,120	$-	$-
Derivative assets and other financial instruments	$5,234	$-	$5,234	$-
Due from related parties	$148	$148	$-	$-
Due to related parties	$(692)	$(692)	$-	$-
Credit facilities and financial liabilities, including current portion, net	$(694,709)	$-	$(694,709)	$-

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second-interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $1,113 as of June 30, 2026, was recorded through interim unaudited condensed Consolidated Statements of Income ($2,831 negative fair value adjustment for June 30, 2025). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. During 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs).

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements, starting April 11, 2024, and ended March 13, 2025. The strike price was EUR/USD 1.10. The Company entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option was designated as a cash flow hedge of anticipated expenses totalling €3,000, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” were excluded from the assessment of effectiveness. The effectiveness of the hedging relationship was periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continued to coincide. Should the critical terms no longer matched exactly, hedge effectiveness (both prospective and retrospective) was assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(j)
Fair Value Measurement and Financial Instruments (continued)

Fair value of assets and liabilities (continued)

In January 2026, the Company entered into a series of FX Reverse Convertible transactions for a total amount of $33,000. These instruments are USD-denominated structured notes with returns linked to the EUR/USD exchange rate. Each instrument has a fixed coupon payable at maturity, is USD capital protected and is subject to potential principal conversion into EUR if the EUR/USD exchange rate falls below the specified strike. Each instrument is a hybrid financial instrument with an embedded foreign exchange option. The Company has elected the Fair Value Option under ASC 825 for these structured instruments. As of June 30, 2026, $12,000 of the FX Reverse Convertible instruments have matured. Under the fair value option, as of June 30, 2026, the instruments are presented as assets measured at fair value amounting to $20,986 ($nil as of December 31, 2025) in the interim unaudited condensed Consolidated Balance Sheets in the line item “Derivative assets and other financial instruments”. As of June 30, 2026, a negative fair value adjustment amounting to $73 ($nil as of June 30, 2025) is recognized in the interim unaudited condensed Consolidated Statements of Income in the line item “Fair value adjustment on derivative asset and other financial instruments”.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: The Company closely monitors its credit exposure to customers and counterparties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, of vessel employment contracts (see Note 8). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

(k)
Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106 (“December 2021 hedging”), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.
Summary of Significant Accounting Policies and Disclosures (continued)

(k)
Derivative instruments (continued)

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative assets and other financial instruments”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $1,113 as at June 30, 2026 ($2,831 negative fair value adjustment as at June 30, 2025) was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see Note 6).

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of June 30, 2026, the interest rate cap notional amount covers ~38% of the outstanding floating debt.

(l)
Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the potential impact of adopting this standard on the Company’s interim unaudited condensed Consolidated Financial Statements and disclosures.

3.
Vessels in Operation

	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2025	$2,288,855	$(404,215)	$1,884,640

Additions	203,314	-	203,314
Depreciation	-	(91,906)	(91,906)
Disposals	(61,111)	27,951	(33,160)
As of December 31, 2025	$2,431,058	$(468,170)	$1,962,888

Additions	53,279	-	53,279
Depreciation	-	(49,727)	(49,727)
As of June 30, 2026	$2,484,337	$(517,897)	$1,966,440

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.
Vessels in Operation (continued)

As of June 30, 2026, and December 31, 2025, the Company had made additions for vessel expenditures and other capitalized vessel expenses. As of June 30, 2026, and June 30, 2025, unpaid capitalized expenses were $12,226 and $12,979 respectively.

2025 Vessel acquisitions

During the fourth quarter of 2025, the Company agreed to purchase the ECO 8,586 TEU Vessels, which are three ECO 8,586 TEU, Korean-built containerships, for an aggregate price of approximately $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026. As of December 31, 2025, the Company had paid in advance the purchase price of the third ECO 8,586 TEU Vessel, Cypress, which was delivered on January 9, 2026. On June 17, 2026, the Company entered into a loan agreement to finance the acquisition of the three ECO 8,586 TEU Vessels (Note 7a).

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Koi (*)	8,586	2011	$30,000	December 29, 2025
Lotus A (*)	8,586	2010	$30,000	December 12, 2025
Cypress (*)	8,586	2011	$30,000	January 9, 2026

(*) The charters of the ECO 8,586 TEU Vessels resulted in an intangible liability of $57,183 that was recognized and will be amortized over the remaining useful life of the charters.

In January 2025, the Company took delivery of the fourth ECO 9,019 TEU Vessel as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Czech (*)	9,019	2015	$68,391	January 9, 2025

(*) The charter of the fourth ECO 9,019 TEU Vessel resulted in an intangible liability of $15,987 that was recognized and is being amortized over the remaining useful life of the charter. As of December 31, 2024, the Company had paid $6,850 advance for this vessel acquisition.

2026 Agreed Vessels to be sold

During the second quarter of 2026, the Company entered into agreements for the sale of four ships, Ian H, Manet, Kumasi and Julie, for an aggregate sale price of $65,500. The ships are scheduled to be delivered to buyers upon expiry of their respective charters. As of June 30, 2026, the four vessels were released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027.

2025 Sale of Vessels

In May 2025, Dimitris Y was contracted to be sold for $35,600 and was delivered to the buyers on October 13, 2025. Vessel’s net proceeds from the sale of vessel were $35,085. On July 28, 2025, the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,943.

In February 2025, the Company agreed to sell Keta, a 2,207 TEU vessel, which was sold on March 24, 2025, for net proceeds of $11,944, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $7,121.

In December 2024, the Company agreed to sell Tasman, a 5,936 TEU vessel, which was sold on March 10, 2025, for net proceeds of $30,846, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,929.

In February 2025, the Company agreed to sell Akiteta, a 2,220 TEU vessel, which was sold on February 19, 2025, for net proceeds of $10,693, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $3,279.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.
Vessels in Operation (continued)

Container vessels under construction

During the six months ended June 30, 2026, the Company agreed individual newbuilding contracts for 15 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships for an aggregate purchase price of approximately $1,329,863. As of June 30, 2026, the Company had a total of 15 container vessels under construction, with scheduled deliveries between 4Q 2028 and 1Q 2030. As of June 30, 2026, and December 31, 2025, the Company had made advances for deposits for vessels under construction of $124,340 and $nil, respectively.

As of June 30, 2026, the future remaining contractual commitments for the 15 container vessels under construction were as follows:

Amount
June 30, 2027	$74,463
June 30, 2028	88,887
June 30, 2029	670,756
June 30, 2030	371,417
Total contractual commitments	$1,205,523

Impairment

The Company evaluated the impact of the current economic environment and other relevant events and circumstances on the recoverability of all its vessel groups. For the Company’s vessel groups other than the four vessels discussed below, the Company determined that there were no events or changes in circumstances indicating that their carrying amounts may not be recoverable. During the six months ended June 30, 2026, the Company entered into agreements to sell four vessels to third parties, with delivery expected after completion of their existing charter parties. Although these vessels were not classified as held for sale as of June 30, 2026, the expected disposal before the end of their previously estimated useful lives was considered a triggering event under ASC 360. The Company performed a recoverability assessment and concluded that no impairment loss was required.

Through the latter part of 2025, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2025.

Collateral

As of June 30, 2026, 11 vessels were mortgaged as collateral under the 5.69% Senior Secured Notes due 2027 and 39 vessels under the Company’s loan facilities and sale and leaseback agreements. Twenty-one vessels were unencumbered as of June 30, 2026.

Advances for vessel acquisitions, container vessels under construction, and other additions

As of June 30, 2026, the Company had made $nil, $124,340, and $5,043 for advances for vessel acquisitions, deposits for container vessels under construction, and other additions, respectively. As of December 31, 2025, the Company had made $30,200, $nil, and $5,761 for advances for vessel acquisitions, container vessels under construction, and other additions, respectively.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.
Inventories

Inventories as at June 30, 2026, and December 31, 2025, consisted of the following:

	June 30, 2026	December 31, 2025
Bunkers	$-	$452
Lubricants	14,617	13,466
EUAs	7,067	86
Victualling	673	596
Total	$22,357	$14,600

5.
Intangible Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of June 30, 2026, and December 31, 2025, consisted of the following:

	June 30, 2026	December 31, 2025
Opening balance	$90,054	$49,431
Additions (*)	19,061	54,109
Amortization	(12,672)	(13,486)
Total	$96,443	$90,054

(*) During the first quarter of 2025, the charter of the fourth ECO 9,019 TEU Vessel resulted in an intangible liability of $15,987 that was recognized and is being amortized over the remaining useful life of the charter. During December 2025, the charters of the first two ECO 8,586 TEU Vessels and during January 2026, the charter of the third ECO 8,586 TEU Vessel, resulted in an intangible liability of $38,122 and $19,061, respectively, that was recognized and will be amortized over the remaining useful life of the charters.

Intangible liabilities are related to (a) acquisition of the four ECO 9,019 TEU Vessels delivered in December 2024 and January 2025 (the charters of which resulted in an intangible liability of $49,295), (b) acquisition of the three ECO 8,586 TEU Vessels, out of which two were delivered in December 2025 and one in January 2026 (the charters of which resulted in an intangible liability of $57,183), and (c) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger. These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the six months ended June 30, 2026, and 2025 was $12,672 and $6,533, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to June 30, 2031, is estimated to be as follows:

Amount
June 30, 2027	$25,772
June 30, 2028	25,842
June 30, 2029	25,772
June 30, 2030	18,811
June 30, 2031	246
$96,443

The weighted average life for the remaining intangible liabilities-charter agreements terms is 3.8 year.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.
Derivative Assets and other financial instruments

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $1,113 as at June 30, 2026 ($2,831 negative fair value adjustment as at June 30, 2025), was recorded through interim unaudited condensed Consolidated Statement of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the six-month periods ended June 30, 2026, and 2025, was $4,067 and $9,133, respectively.

On April 4, 2024, the Company entered into an FX option to purchase €3,000, with monthly settlements that started on April 11, 2024 and ended on March 13, 2025. The initial value of the excluded component was equal to the option premium of €417 and was recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

In January 2026, the Company entered into a series of FX Reverse Convertible transactions for a total amount of $33,000. These instruments are USD-denominated structured notes with returns linked to the EUR/USD exchange rate. Each instrument has a fixed coupon payable at maturity USD capital protected and is subject to potential principal conversion into EUR if the EUR/USD exchange rate falls below the specified strike. Each instrument is a hybrid financial instrument and an embedded foreign exchange option. The Company has elected the Fair Value Option under ASC 825 for these structured instruments. As of June 30, 2026, $12,000 of the FX Reverse Convertible instruments have matured. Under the fair value option, as of June 30, 2026, the instruments are presented as assets measured at fair value amounting to $20,986 ($nil as of December 31, 2025) in the interim unaudited condensed Consolidated Balance Sheets in the line item “Derivative assets and other financial instruments”. As of June 30, 2026, a negative fair value adjustment amounting to $73 ($nil as of June 30, 2025) is recognized in the interim unaudited condensed Consolidated Statements of Income in the line item “Fair value adjustment on derivative asset and other financial instruments”.

	June 30, 2026	December 31, 2025
Opening balance	$5,234	$20,406
FX Reverse Convertible instruments	33,000	-
FX Reverse Convertible instruments settlements/matured contracts	(12,000)	-
FX option premium	-	194
Unrealized loss on derivative assets (interest rate caps)	(2,153)	(10,217)
Unrealized loss on FX option	-	(197)
Realized loss on FX Reverse Convertible instruments settlements/matured contracts	59	-
Fair value adjustment on derivative asset (interest rate caps)	(1,113)	(4,952)
Fair value adjustment on FX Reverse Convertible instruments	(73)	-
Closing balance	$22,954	$5,234
Less: Current portion of derivative assets (interest rate caps) and other financial instruments	(22,954)	(5,234)
Non-current portion of derivative assets (interest rate caps) and other financial instruments	$-	$-

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of June 30, 2026, the interest rate cap notional amount covers ~38% of the outstanding floating debt.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.
Long-Term Debt

Long-term debt as of June 30, 2026, and December 31, 2025, consisted of the following:

Facilities	June 30, 2026	December 31, 2025
BofA Credit Facility (a)	$55,500	$-
UBS Credit Facility (b)	57,000	71,000
2024 Senior Secured Term Loan Facility (c)	216,000	240,000
2027 Secured Notes (d)	153,125	179,375
Total credit facilities	$481,625	$490,375
Sale and Leaseback Agreements
Minsheng Sale and Leaseback Agreements - $178,000 (h)	159,888	166,788
CMBFL Sale and Leaseback Agreements - $120,000 (i)	34,912	37,546
Total Sale and Leaseback Agreements	$194,800	$204,334
Total borrowings	$676,425	$694,709
Less: Current portion of long-term debt	(135,437)	(128,500)
Less: Current portion of Sale and Leaseback Agreements (h, i)	(19,067)	(19,067)
Less: Deferred financing costs (k)	(4,661)	(5,567)
Non-current portion of Long-Term Debt	$517,260	$541,575

Facilities and Senior Secured Notes

a)
$55,500 BofA Credit Facility

On June 17, 2026, the Company, through certain of its vessel-owning subsidiaries, entered into a $55,500 credit facility with Bank of America N.A. (the “BofA Credit Facility”).

The BofA Credit Facility is repayable in 20 equal consecutive quarterly instalments of $1,734.4, together with a final balloon payment of $20,812 payable together with the last repayment instalment due at maturity in the second quarter of 2031.

This facility’s interest rate is SOFR plus a margin of 1.40% per annum payable quarterly in arrears.

Following the acquisition of the three ECO 8,586 TEU vessels, which were acquired with cash, two were delivered on various dates in December 2025 and the third one on January 9, 2026, the Company subsequently secured and drew down the BofA Credit Facility. On June 18, 2026, the Company had drawn down a total of $55,167, net of $333 facility fee, to finance the acquisition of Cypress, Lotus A and Koi.

As of June 30, 2026, the aggregate principal amount outstanding under the BofA Credit Facility was $55,500.

b)
$85,000 UBS Credit Facility

On March 26, 2025, the Company, through certain of its vessel-owning subsidiaries, entered into a $85,000 credit facility with UBS AG (the “UBS Credit Facility”).

The UBS Credit Facility is repayable in 12 equal consecutive quarterly instalments of $7,000, together with a final balloon payment of $1,000 payable together with the last repayment instalment due at maturity in the second quarter of 2028.

This facility’s interest rate is SOFR plus a margin of 2.15% per annum payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid, using cash on hand, the amount $5,900 of the E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025.

As of June 30, 2026, the full amount under the UBS Credit Facility had been drawn and the outstanding balance was $57,000.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.
Long-Term Debt (continued)

Facilities and Senior Secured Notes (continued)

c)
$300,000 Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, the Company, through certain of its vessel-owning subsidiaries, entered into a $300,000 senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A., First Citizens Bank & Trust Company and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of its then-outstanding indebtedness. All three tranches were drawn down in the third quarter of 2024. The term loan facility matures in the third quarter of 2030.

The 2024 Senior Secured Term Loan Facility is repayable in 12 equal consecutive quarterly instalments of $12,000, four equal consecutive quarterly instalments of $10,000, four equal consecutive quarterly instalments of $8,000 and four equal consecutive quarterly instalments of $6,000 together with a final balloon payment of $60,000 on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

The Company used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Bank Credit Facility, (iii) HCOB Credit Facility, (iv) CACIB, Bank Sinopac, CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine), (vii) Macquarie loan and (viii) E.SUN, MICB, Cathay, Taishin Credit Facility and (b) existing sale and lease back agreements (i) $54,000 CMBFL Sale and Leaseback Agreement –and (ii) Neptune Sale and Leaseback Agreement. The refinancing transaction was accounted as a debt extinguishment.

As of June 30, 2026, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $216,000.

d)
5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000, led by Goldman Sachs & Co. LLC., of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin of 2.85%.

The Company used the net proceeds from the private placement for the repayment of certain of the Company’s then-outstanding indebtedness and for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, were initially secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

During the first quarter of 2025, Tasman, Keta and Akiteta were sold. All three vessels were released as collateral under the 2027 Secured Notes. Further, Dimitris Y was contracted to be sold in May 2025, was released as collateral on July 28, 2025, and delivered to the buyers on October 13, 2025.

As of June 30, 2026, Ian H, Manet, Kumasi, Julie and MSC Qingdao, have been released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027.

As of June 30, 2026, the aggregate principal amount outstanding under the 2027 Secured Notes was $153,125.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.
Long-Term Debt (continued)

Facilities and Senior Secured Notes (continued)

e)
Macquarie Credit Facility

On May 18, 2023, the Company, through certain of its vessel-owning subsidiaries, entered into a credit facility agreement with Macquarie Bank Limited for an amount of $76,000 to finance part of the acquisition cost of four containerships, each with a carrying capacity of, 8,544 TEU vessels for an aggregate purchase price of $123,300 (the “Macquarie Credit Facility”). The vessels were delivered during the second quarter of 2023.

All four tranches were drawn down in the second quarter of 2023 and the credit facility had maturity in May 2026. The facility was repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon payment of $25,000 payable three years after the first utilization date. This facility’s interest rate was SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 10, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility to partially prepay the amount of $18,500 under this facility (prepayment was deducted from the final balloon payment).

The Company used the net proceeds from the UBS Credit Facility (see Note 7a) and prepaid in full, the following existing debt facilities: (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid with its own cash the amount $5,900 of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025. Prepayment fee on full repayment of Macquarie Credit Facility was $175.

As of June 30, 2026, the outstanding balance of this facility was $nil.

f)
$60,000 E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”) (the “E.SUN, MICB Cathay, Taishin Credit Facility”). The Company used a portion of the net proceeds from this credit facility to fully prepay certain of the Company’s then-outstanding indebtedness. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest was SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility to partially prepay the amount of $8,500 under this facility. Following the prepayment, the outstanding balance of the facility was repayable in four equal consecutive quarterly instalments of $2,400 and one quarterly instalment of $1,100 and new maturity would have been in October 2025 from July 2026.

On March 28, 2025, the Company fully prepaid the amount of $5,900 under this facility with its own cash, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025 (see Note 7b).

As of June 30, 2026, the outstanding balance of this facility was $nil.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.
Long-Term Debt (continued)

Facilities and Senior Secured Notes (continued)

g)
$140,000 HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a facility with CACIB, Hamburg Commercial Bank AG (“HCOB”), ESUN, CTBC and Taishin for a total of $140,000 to finance the acquisition of the Twelve Vessels (the “HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility”). The full amount was drawn down in July 2021 and the credit facility had a maturity in July 2026.

The facility was repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon payment of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company repaid $2,838 on this facility of which $1,000 was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate was SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility (see Note 7a) to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility, (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility.

As of June 30, 2026, the outstanding balance of this facility was $nil.

Sale and leaseback agreements (finance leases)

h)
$178,000 Sale and Leaseback Agreements – Minsheng Financial Leasing

On December 23, 2024, the Company, through certain of its subsidiaries, entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng Sale and Leaseback Agreements”) for $44,500, each, to finance the acquisition of two of the ECO 9,019 TEU Vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As of December 31, 2024, the Company had drawn down a total of $44,500 to finance the acquisition of Bremerhaven Express. During the first quarter of 2025, the Company entered into two additional sale and leaseback agreements, $44,500 each, to finance the acquisition of the two ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both then fully paid in cash. As at March 31, 2025, the Company had drawn down a total of $178,000. The Company has a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as financial liability.

The sale and leaseback agreements are repayable in 40 equal consecutive quarterly instalments of $862.5 with a repurchase obligation of $10,000 on the final repayment date.

The sale and leaseback agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech mature in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of June 30, 2026, the outstanding balance of these sale and leaseback agreements was $159,888.

i)
$120,000 Sale and Leaseback Agreements – CMBFL Four Vessels

On August 26, 2021, the Company, through certain of its subsidiaries, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels (the “CMBFL Sale and Leaseback Agreements”). As at September 30, 2021, the Company had drawn down a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021, together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.
Long-Term Debt (continued)

i)
$120,000 Sale and Leaseback Agreements – CMBFL Four Vessels (continued)

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bore interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the sale and leaseback agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of June 30, 2026, the outstanding balance of these sale and leaseback agreements was $34,912.

j)
Repayment Schedule

Maturities of long-term debt for the periods subsequent to June 30, 2026, are as follows:

Payment due by period ended	Amount
June 30, 2027	$154,504
June 30, 2028	222,008
June 30, 2029	54,738
June 30, 2030	46,738
June 30, 2031	107,550
June 30, 2032 and thereafter	90,887
$676,425

k)
Deferred Financing Costs

	June 30, 2026	December 31, 2025
Opening balance	$5,567	$7,042
Expenditure in the period	333	2,185
Amortization included within interest expense	(1,239)	(3,660)
Closing balance	$4,661	$5,567
For the period ended June 30, 2026, total costs amounting to $333 were incurred in connection with the BofA Credit Facility (see Note 7a).

During 2025, total costs amounting to $1,335 were incurred in connection with the Minsheng Sale and Leaseback Agreements (see Note 7h) and $850 in connection with the UBS Credit Facility (see Note 7b).

For the six-month periods ended June 30, 2026, and 2025, the Company recognized a total of $1,239 and $2,257, respectively, in respect of amortization of deferred financing costs.

l)
Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or remedied.

As of June 30, 2026, and December 31, 2025, the Company was in compliance with its debt covenants.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data, daily management fee and supervision fee)

8.
Related Party Transactions

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. Technomar provides technical management services for all of the Company’s vessels pursuant to technical management agreements. Technomar is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including monitoring and reporting with respect to European Union Emission Trading System (“EU ETS”) compliance, EU Allowances (“EUAs”), Fuel EU Maritime (“FEUM”) compliance, and the arrangement and management of dry-docking. The Company has agreed to pay Technomar Euro 850 per day, plus an additional fee of Euro 20.55 per day to cover EU ETS services and FEUM Services. Furthermore, Technomar will provide certain construction supervision services for the Company’s newbuilding vessels for an additional fee of Euro 104,000 per newbuilding vessel, which will be payable in two installments to Technomar over the construction period for each such vessel.

The management fees charged to the Company by Technomar for the six months ended June 30, 2026, amounted to $12,989 (six months ended June 30, 2025 - $11,466) and are shown under “Vessel operating expenses” in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of June 30, 2026, outstanding receivables due from Technomar totaling $1,309 are presented under “Due from related parties” (December 31, 2025 - $148).

Conchart provides commercial management services for all of the Company’s vessels pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is primarily responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advising the Company on market developments and developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. The Company has agreed to pay Conchart a commission fee of 1.25% on all monies earned under each fixture, subject to certain exceptions.

The fees charged to the Company by Conchart for the six months ended June 30, 2026, amounted to $4,477 (six months ended June 30, 2025: $3,719) and are disclosed within “Time charter and voyage expenses” in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $740 and $692 as of June 30, 2026, and December 31, 2025, respectively.

In addition, the Company, as per the commercial management agreements, has agreed to pay Conchart in connection with the sale or purchase of vessels (including the acquisition of a vessel pursuant to a newbuilding contract, or the disposition of a vessel through the transfer, assignment, or novation of a newbuilding contract), a commission of 1.00% based on the sale or purchase price, as applicable, for any sale or purchase of a vessel, which shall be payable upon request of the commercial manager. The amount of $9,776 as of June 30, 2026 ($9,476 as of December 31, 2025), reflects commission payable to the commercial manager based on the purchase price of already acquired vessels that has been deferred and will be paid upon request of the commercial manager, is presented in the interim unaudited condensed Consolidated Balance Sheets under "Accrued Liabilities".

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.
Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 71 vessels and for the 15 container vessels under construction as at June 30, 2026 is as follows:

Period ending	Amount
June 30, 2027	$764,493
June 30, 2028	548,313
June 30, 2029	295,408
June 30, 2030	270,186
June 30, 2031 and thereafter	1,202,790
Total minimum lease revenue, net of address commissions	$3,081,190

The Company has outstanding commitments under vessel construction contracts as of June 30, 2026, see Note 3 “Vessels in Operation”.

10.
Share Capital

Common shares

As of June 30, 2026, the Company had one class of common shares outstanding: the Class A common shares.

2019 Omnibus Incentive Plan

Effective February 4, 2019, the Company adopted the 2019 Omnibus Incentive Plan, which was thereafter amended and restated on September 29, 2021 and September 25, 2025 (the “Equity Incentive Plan”), pursuant to which directors, officers and employees, among others, of the Company and its subsidiaries are eligible to receive awards in the form of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards (see note 11). In April 2020, 184,270 shares were issued under grants made pursuant to the Equity Incentive Plan. In 2025, 2024, 2023, 2022 and 2021, 466,258, 483,713, 440,698, 586,819 and 747,604 Class A common shares were issued under the Equity Incentive Plan, respectively.

Common Share Repurchase Program

In July 2023, the Board of Directors authorized the repurchase of up to $40,000 of the Company’s Class A common shares. During the six months ended June 30, 2026, the Company did not repurchase any Class A common shares. During 2025, the Company did not repurchase any Class A common shares. During 2024 and 2023, the Company repurchased 251,772 and 1,242,663 Class A common shares, respectively, reducing the issued and outstanding shares. As at June 30, 2026, the Company had 36,035,434 Class A common shares outstanding.

Dividends

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 paid on June 3, 2024, to common shareholders of record as of May 24, 2024, amounting to $13,255. On August 5, and November 11, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the second and third quarter of 2024, respectively, each paid on September 4, 2024, and December 4, 2024, to common shareholders of record as of August 23, and November 22, 2024, respectively, each amounting to $15,965 and $16,004.

On February 12, 2025, the Company announced a dividend of $0.45 per Class A common share from the earnings of the fourth quarter of 2024, paid on March 6, 2025, to Class A common shareholders of record as of February 24, 2025, amounting to $16,043.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.
Share Capital (continued)

Dividends (continued)

On May 12, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the first quarter of 2025, paid on June 3, 2025, to Class A common shareholders of record as of May 23, 2025, amounting to $18,763.

On August 5, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the second quarter of 2025, paid on September 4, 2025, to Class A common shareholders of record as of August 22, 2025, amounting to $18,809.

On November 10, 2025, the Company announced an increase of $0.10 per Class A common share in the quarterly supplemental dividend for a total quarterly dividend of $0.625 per Class A common share, commencing with the dividend payable in December 2025. The dividend was paid on December 4, 2025 to Class A common shareholders of record as of November 21, 2025, amounted to $22,446.

On February 10, 2026, the Company announced a dividend of $0.625 per Class A common share from the earnings of the fourth quarter of 2025, which was paid on March 6, 2026 to common shareholders of record as of February 24, 2026, amounting to $22,484.

On May 11, 2026, the Company announced a dividend of $0.625 per Class A common share from the earnings of the first quarter of 2026, which was paid on June 3, 2026 to common shareholders of record as of May 22, 2026, amounting to $22,522.

Common Share ATM Program

On August 16, 2024, the Company entered into an equity distribution agreement with Evercore Group L.L.C. under which the Company could offer and sell its Class A common shares having an aggregate offering price of up to $100,000 (the “Prior Common Share ATM Program”). As of December 31, 2024, the Company issued 27,106 Class A common shares under the Prior Common Share ATM Program at an average price of $27.02.

On September 23, 2025, the Company renewed its “at the market” offering program for its Class A common shares, and in connection therewith, entered into an equity distribution agreement with Evercore Group L.L.C. and Jefferies LLC, pursuant to which the Company may, from time to time, offer and sell up to $100,000 of its Class A common shares, par value $0.01 per share, in aggregate (the “Common Share ATM Program”). The Common Share ATM Program renewed and replaced the Prior Common Share ATM Program, on similar terms, which expired on September 16, 2025. At the time of such expiration, remaining capacity under the Prior Common Share ATM Program was approximately $99,277 (out of the original $100,000).

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares ("Series B Preferred Shares") representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014, for the third quarter 2014. Dividends have been declared for all subsequent quarters.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.
Share Capital (continued)

Preferred shares (continued)

On September 23, 2025, the Company renewed its “at the market” offering program for its Depositary Shares, and in connection therewith, entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc. and Evercore Group L.L.C., pursuant to which the Company may, from time to time, offer and sell up to $150,000 of its Depositary Shares, in aggregate (the “Preferred Share ATM Program”). The Preferred Share ATM Program renews and replaces the Company’s prior “at the market” offering program that was in place with B. Riley Securities, Inc., on similar terms, which expired on September 16, 2025 (the “Prior Preferred Share ATM Program”). No sales were made under the Prior Preferred Share ATM Program, and no sales have been made under the Preferred Share ATM Program.

As of June 30, 2026, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

11.
Stock-Based Compensation

On February 4, 2019, the Board of Directors adopted the Equity Incentive Plan.

The purpose of the Equity Incentive Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of the Company or its subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the Equity Incentive Plan expires 10 years from the date on which it was adopted.

On September 29, 2021, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 1,600,000 to 3,412,500 and approved an increase to the maximum number of Class A common shares that each non-executive director may be granted in any one year to 25,000. In addition, with effect from October 1, 2021, the Board of Directors approved awards under the Equity Incentive Plan of (a) up to an aggregate of 1,500,000 Class A common shares to members of senior management, and (b) up to an aggregate of 105,000 Class A common shares to the Company’s non-executive directors (representing an award of up to 15,000 Class A common shares to each such director) (collectively, the “Initial 2021 Incentive Awards”). The Initial 2021 Incentive Awards were subject to the satisfaction of certain service-based and performance-based vesting criteria.

During the year ended December 31, 2022, the Board of Directors approved an award of 13,780 Class A common shares to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. During the year ended December 31, 2024, the Board of Directors approved an award to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, amounting to 4,884 Class A common shares which vested and were issued immediately, and 8,311 Class A common shares, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. These awards together with the Initial 2021 Incentive Awards are collectively referred to as the “2021 Incentive Awards.”

In March 2024, as a result of the transition of the Company’s Chief Executive Officer (“CEO”), the Board of Directors approved new awards of (i) 6,465 Class A common shares to a newly appointed non-executive director and (ii) 51,750 Class A common shares, to the newly appointed CEO, in each case, scheduled to vest in a similar manner to the 2021 Incentive Awards, adjusted for the dates of appointment. Further, 155,250 unvested Class A common shares were forfeited during the first quarter of 2024, due to retirement of the former CEO.

Index

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.
Stock-Based Compensation (continued)

During the years ended December 31, 2025, 2024, 2023, 2022 and 2021, 261,461, 535,912, 399,727, 218,366 and 55,175 Class A common shares vested, respectively, pursuant to the 2021 Incentive Awards. An aggregate of 1,470,641 Class A common shares under the 2021 Incentive Awards vested and were issued by December 31, 2025. Of the total Class A common shares which vested under the 2021 Incentive Awards up to December 31, 2025, and December 31, 2024, nil and 204,797, respectively, had not been issued.

Effective September 25, 2025, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 2,430,000 shares. Effective October 1, 2025, the Board of Directors approved new awards of Class A common shares, with each such award having a term of 3.25 years (ending December 31, 2028) (the “Term”) (such awards, the “2025 Incentive Awards”).

The 2025 Incentive Awards are divided into three tranches: (i) a service tranche, which vests quarterly, pro rata, during the Term, conditioned only on the recipient’s continued service (“Service Tranche”), (ii) a performance tranche, which is earned upon the Company’s achievement of a specified annualized return on equity that is measured on each of December 31 of 2026, 2027 and 2028, after which, such shares are notionally divided into a number of quarterly installments within the Term and are eligible to vest on this basis (“Performance Tranche”), and (iii) a moonshot tranche, which is measured and will vest at the end of the Term based on the achievement of a specified return on equity over the full Term (“Moonshot Tranche”). The Performance Tranche payout thresholds are (a) below 13% return on equity: no payout, (b) 13%-15% return on equity: 50% payout, (c) 15% return on equity: 100% payout (target), and (d) Moonshot 30% return on equity: 100% payout.

Of the 2025 Incentive Awards, (a) members of senior management were awarded an aggregate of up to 2,195,250 Class A common shares (comprising a Service Tranche of 731,750 shares, a Performance Tranche of 731,750 shares, and a Moonshot Tranche of 731,750 shares), (b) each non-executive director of the Company was awarded up to 22,500 shares (comprising a Service Tranche of 7,500 shares, a Performance Tranche of 7,500 shares, and a Moonshot Tranche of 7,500 shares), and (c) other new awards were made in an aggregate amount of up to 54,750 Class A common shares (comprising a Service Tranche of 18,250 shares, a Performance Tranche of 18,250 shares, and a Moonshot Tranche of 18,250 shares).

For the six months ended June 30, 2026 and year ended December 31, 2025, a total of 121,806 and 60,903, respectively, Class A common shares vested under the 2025 Incentive Awards.

Stock-based awards since January 1, 2025, are summarized as follows:

	Stock-Based Awards
	Number of Shares
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2025	261,461	$21.92	n/a
Granted in September 2025	2,375,250	25.55	n/a
Vested in year ended December 31, 2025	(322,364)	n/a	28.23
Unvested as at December 31, 2025	2,314,347	$25.55	n/a
Vested in period ended June 30, 2026	(121,806)	n/a	37.42
Unvested as at June 30, 2026	2,192,541	$25.55	n/a

Using the graded vesting method of expensing the incentive stock awards, the weighted average fair value of the stock awards is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the incentive stock awards for time-vesting and performance-based awards is calculated by multiplying the number of stock awards by the fair value of the shares at the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

Index

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.
Stock-Based Compensation (continued)

The Company’s performance-based compensation expenses are calculated based on the valuation at the grant date and recognized based on the probability of achieving those targets. The Company assesses the probability of the performance targets being achieved at each balance sheet date, and expenses are recognized accordingly.

For the six months ended June 30, 2026, and 2025, the Company recognized a total of $10,998 and $4,244, in respect of stock-based compensation.

12.
Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only allocated to the Class A common shareholders.

	Six months ended June 30,
	2026	2025
Numerator:
Net income available to common shareholders	$180,737	$214,063

Denominator:
Class A Common shares
Basic weighted average number of Class A common shares outstanding	36,005,151	35,598,601
Plus weighted average number of RSUs with service conditions	647,268	87,133
Common share and common share equivalents, dilutive	36,652,419	35,685,734

Basic earnings per share:
Class A	5.02	6.01

Diluted earnings per share:
Class A	4.93	6.00

13.
Subsequent events

On August 5, 2026, the Company announced a dividend of $0.625 per Class A common share from the earnings of the second quarter of 2026, to be paid on September 3, 2026, to Class A common shareholders of record as of August 21, 2026.